
09010349


HRP
HRPT
PROPERTIES TRUST

HRPT Properties Trust
2008 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-9317

HRPT PROPERTIES TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**04-6558834**
(State of Organization)	(IRS Employer Identification No.)

400 Centre Street, Newton, Massachusetts 02458
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: **617-332-3990**

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name of Each Exchange On Which Registered
Common Shares of Beneficial Interest	New York Stock Exchange
8¾% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest	New York Stock Exchange
7⅛% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	New York Stock Exchange
6½% Series D Cumulative Convertible Preferred Shares of Beneficial Interest	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common shares of the registrant held by non-affiliates was $1.5 billion based on the $6.77 closing price per common share for such stock on the New York Stock Exchange on June 30, 2008. For purposes of this calculation, an aggregate of 1,030,200 common shares of beneficial interest, $0.01 par value, held directly or by affiliates of the trustees and the officers of the registrant, plus 1,000,000 common shares held by Senior Housing Properties Trust, have been included in the number of common shares held by affiliates.

Number of the registrant's common shares outstanding as of February 25, 2009: 224,433,241.

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References in this Annual Report on Form 10-K to the "Company", "HRP", "we", "us" or "our" include consolidated subsidiaries, unless the context indicates otherwise.

This report includes references to a registration statement filed by our subsidiary, Government Properties Income Trust, or GOV, for an offering of common shares. That registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. GOV's common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of GOV's common shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

DOCUMENTS INCORPORATED BY REFERENCE

Certain Information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated herein by reference to our to be filed definitive Proxy Statement for the 2009 Annual Meeting of Shareholders scheduled to be held on May 13, 2009, or our definitive Proxy Statement.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 10-K CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITION AND SALE OF PROPERTIES,
- OUR ABILITY TO COMPETE EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST,
- OUR ABILITY TO RAISE EQUITY OR DEBT,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM THE PROPOSED FINANCING AND INITIAL PUBLIC OFFERING OF OUR WHOLLY OWNED SUBSIDIARY, GOV,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN THE INSURANCE COMPANY BEING FORMED AND LICENSED IN THE STATE OF

INDIANA WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND RMR AND ITS RELATED ENTITIES AND CLIENTS,
- CHANGES IN PERSONNEL AND LACK OF AVAILABILITY OF QUALIFIED PERSONNEL,
- CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION, GOVERNMENTAL REGULATIONS, ACCOUNTING TREATMENT, TAX RATES AND SIMILAR MATTERS, AND
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST FOR U.S. FEDERAL INCOME TAX PURPOSES.

FOR EXAMPLE:

- IF THE AVAILABILITY OF DEBT CAPITAL REMAINS RESTRICTED OR BECOMES MORE RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,
- THE CURRENT U.S. RECESSION MAY CONTINUE FOR LONGER OR BE WORSE THAN WE NOW ANTICIPATE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING COMMERCIAL OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING COMMERCIAL OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED DURING THE CURRENT U.S. RECESSION, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE, THE FINANCIAL RESULTS OF OUR TENANTS MAY DECLINE, RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE AND OUR TENANTS MAY BE UNABLE TO PAY OUR RENTS,
- CONTINGENCIES IN OUR COMMITTED ACQUISITIONS MAY CAUSE THESE TRANSACTIONS NOT TO OCCUR OR TO BE DELAYED,
- WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES,
- OUR COMPLETION OF OUR CURRENTLY PENDING SALES OF 10 MEDICAL OFFICE, CLINIC AND BIOTECH LABORATORY BUILDINGS FOR APPROXIMATELY $210.3 MILLION IS SUBJECT TO VARIOUS CONDITIONS TYPICAL OF LARGE COMMERCIAL REAL ESTATE PURCHASES. AS A RESULT OF ANY FAILURE OF

THESE CONDITIONS, SOME OF THE PROPERTIES MAY NOT BE PURCHASED OR SOME OF THESE PURCHASES MAY BE ACCELERATED OR DELAYED,

- IF GOV IS NOT SUCCESSFUL IN NEGOTIATING A NEW $250 MILLION SECURED CREDIT FACILITY, IT MAY NOT BE ABLE TO DISTRIBUTE PROCEEDS FROM THIS PROPOSED FINANCING TO US AND WE MAY NOT BE ABLE TO REDUCE AMOUNTS OUTSTANDING UNDER OUR REVOLVING CREDIT FACILITY. ALSO, THE INITIAL PUBLIC OFFERING OF GOV MAY NOT BE COMPLETED AND GOV COULD REMAIN A WHOLLY OWNED SUBSIDIARY OF OURS,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,
- PARTICIPATION IN AN INSURANCE BUSINESS INVOLVES POTENTIAL FINANCIAL RISKS AND REWARDS TYPICAL OF ANY START UP BUSINESS VENTURE AS WELL AS OTHER FINANCIAL RISKS AND REWARDS SPECIFIC TO INSURANCE COMPANIES. AMONG THE RISKS THAT ARE SPECIFIC TO INSURANCE COMPANIES IS THE RISK THAT THE INSURANCE COMPANY MAY NOT BE ABLE TO ADEQUATELY FINANCE CLAIMS WHICH COULD LEAVE OUR COMPANY UNDERINSURED AND INCREASE ITS FUNDING EXPOSURE FOR CLAIMS THAT MIGHT OTHERWISE HAVE BEEN FUNDED IF INSURANCE WAS PROCURED WITH OTHER MORE ESTABLISHED INSURERS. ACCORDINGLY, OUR EXPECTED FINANCIAL BENEFITS FROM OUR INITIAL OR FUTURE INVESTMENTS IN AN INSURANCE COMPANY MAY BE DELAYED OR MAY NOT OCCUR AND THE INSURANCE COMPANY MAY REQUIRE MORE FUNDS THAN WE EXPECT,
- WE HAVE COMMENCED A COMMON SHARE REPURCHASE PROGRAM FOR UP TO $100 MILLION. AN IMPLICATION OF THIS STATEMENT MAY BE THAT WE WILL REPURCHASE THE FULL $100 MILLION OF OUR COMMON SHARES. IN FACT, WE MAY PURCHASE FEWER COMMON SHARES BECAUSE WE DETERMINE THE PURCHASE PRICES AVAILABLE TO US ARE NOT ATTRACTIVE, BECAUSE OF LEGAL RESTRICTIONS WHICH MAY APPLY TO OUR PURCHASES OF OUR COMMON SHARES, BECAUSE ALTERNATIVE MORE ATTRACTIVE INVESTMENTS BECOME AVAILABLE TO US OR FOR VARIOUS OTHER REASONS. ALSO, WE MAY, IN OUR DISCRETION, DECIDE TO ACCELERATE OR DELAY PURCHASES, TO DISCONTINUE MAKING PURCHASES OR TO EXTEND THE PERIOD DURING WHICH PURCHASES MAY BE MADE, AND
- OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY UNDER "ITEM 1A. RISK FACTORS".

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR LEASED SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT ON FORM 10-K IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

STATEMENT CONCERNING LIMITED LIABILITY

THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING HRPT PROPERTIES TRUST, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS THERETO, IS DULY FILED IN THE OFFICE OF THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND, PROVIDES THAT THE NAME "HRPT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION OF TRUST, AS SO AMENDED AND SUPPLEMENTED, COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF HRPT PROPERTIES TRUST SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, HRPT PROPERTIES TRUST. ALL PERSONS DEALING WITH HRPT PROPERTIES TRUST, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF HRPT PROPERTIES TRUST FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

HRPT PROPERTIES TRUST
2008 FORM 10-K ANNUAL REPORT

Table of Contents

* Incorporated by reference to our Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A.

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PART I

Item 1. Business

The Company. We are a real estate investment trust, or REIT, formed in 1986 under the laws of the State of Maryland. Our primary business is the ownership and operation of real estate, including office and industrial buildings and leased industrial land. For a discussion and information regarding our operating segments, see our financial statements beginning on page F-1.

As of December 31, 2008, we owned 537 properties for a total investment of $6.2 billion at cost, and a depreciated book value of $5.4 billion, excluding properties classified as held for sale. Our portfolio includes 353 office properties with 36.4 million square feet of space and 184 industrial and other properties with 30.5 million square feet of space. Our 184 industrial and other properties include approximately 17 million square feet of leased industrial and commercial lands in Oahu, Hawaii.

Our principal executive offices are located at 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 332-3990.

Our investment, financing and disposition policies are established by our board of trustees and may be changed by our board of trustees at any time without shareholder approval. Our investment goals are current income for distribution to shareholders and capital growth from appreciation in the value of properties. Our income is derived primarily from rent.

Investment Policies. In evaluating potential investments and asset sales, we consider various factors including the following:

- the historic and projected rents received and likely to be received from the property;
- the historic and expected operating expenses, including real estate taxes, incurred and expected to be incurred at the properties;
- the growth, tax and regulatory environments of the market in which the property is located;
- the quality, experience, and credit worthiness of the property's tenants;
- occupancy and demand for similar properties in the same or nearby markets;
- the construction quality, physical condition and design of the property;
- the geographic area and type of property; and
- the pricing of comparable properties as evidenced by recent arm's length market sales.

We attempt to acquire properties which will enhance the diversity of our portfolio with respect to tenants and locations. However, we have no policies which specifically limit the percentage of our assets which may be invested in any individual property, in any one type of property, in properties in one geographic area, in properties leased to any one tenant or in properties leased to an affiliated group of tenants.

We prefer wholly owned investments in fee interests. However, circumstances may arise in which we may invest in leaseholds, joint ventures, mortgages and other real estate interests. We may invest in real estate joint ventures if we conclude that by doing so we may benefit from the participation of co-venturers or that our opportunity to participate in the investment is contingent on the use of a joint venture structure. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so we may benefit from the cash flow or appreciation in the value of a property which is not available for purchase.

In the past, we have considered the possibility of entering mergers or strategic combinations with other companies. No such mergers or strategic combinations are under active consideration at this time. However, we may undertake such considerations in the future. A principal goal of any such transaction will be to increase our revenues and profits and diversify their sources.

Disposition Policies. From time to time we consider the sale of properties or investments. Disposition decisions are made based on a number of factors including, but not limited to, the following:

- the proposed sale price;
- the strategic fit of the property or investment with the rest of our portfolio; and
- the existence of alternative sources, uses or needs for capital.

Financing Policies. We currently have a revolving credit facility with a borrowing capacity of $750 million (which is guaranteed by most of our subsidiaries) that we use for working capital and general business purposes and for acquisition funding on an interim basis until we refinance with equity or long term debt. This credit facility matures in August 2010, and we have an option to extend the facility an additional year for a fee. The annual interest payable for amounts drawn under the facility is LIBOR plus 0.55%. At December 31, 2008, $201 million was outstanding under our revolving credit facility.

Our credit facility agreement and our senior note indenture and its supplements contain financial covenants that, among other things, restrict our ability to incur indebtedness and require us to maintain financial ratios and a minimum net worth. Our board of trustees may determine to replace our current credit facility or to seek additional capital through equity offerings, debt financings, retention of cash flows in excess of distributions to shareholders or a combination of these methods. Some of our properties are encumbered by mortgages. To the extent that our board of trustees decides to obtain additional debt financing: we may do so on an unsecured basis or a secured basis, subject to limitations present in existing financing or other arrangements; we may seek to obtain other lines of credit or to issue securities senior to our common and/or preferred shares, including preferred shares or debt securities which may be convertible into common shares or be accompanied by warrants to purchase common shares; or we may engage in transactions which involve a sale or other conveyance of properties to subsidiaries or to unaffiliated entities. We may finance acquisitions by an exchange of properties by borrowing under our credit facility or by the issuance of additional equity or debt securities. The proceeds from any of our financings may be used to pay distributions, to provide working capital, to refinance existing indebtedness or to finance acquisitions and expansions of existing or new properties.

The borrowing guidelines established by our board of trustees and covenants in various debt agreements prohibit us from maintaining a debt to total asset value, as defined, of greater than 60%. Our declaration of trust also limits our borrowings. We may from time to time re-evaluate and modify our financing policies in light of then current market conditions, relative availability and costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors, and we may increase or decrease our ratio of debt to total capitalization accordingly.

Manager. Our day to day operations are conducted by Reit Management & Research LLC, or RMR. RMR originates and presents investment and divestment opportunities to our board of trustees and provides management and administrative services to us. RMR is a Delaware limited liability company beneficially owned by Barry M. Portnoy and Adam D. Portnoy, our managing trustees. RMR has a principal place of business at 400 Centre Street, Newton, Massachusetts 02458, and its telephone number is (617) 332-3990. RMR also acts as the manager to Hospitality Properties Trust, or Hospitality Properties, and Senior Housing Properties Trust, or Senior Housing, and has other business interests. The directors of RMR are David J. Hegarty, Gerard M. Martin, formerly one of our managing trustees, Adam D. Portnoy and Barry M. Portnoy. The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O'Brien, Executive Vice President; John C. Popeo, Executive Vice President, Treasurer and Chief Financial Officer; David M. Blackman, Senior Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Jr., Senior Vice President; David M. Lepore, Senior Vice President; Bruce J. Mackey Jr., Senior Vice President; John A. Mannix, Senior Vice President; Francis R. Murphy III, Senior Vice President; and Andrew J. Rebholz, Senior Vice President. Messrs. Mannix, Popeo and Lepore are also our officers. Other officers of RMR also serve as officers of other companies to which RMR provides management services.

Employees. We have no employees. Services which would otherwise be provided by employees are provided by RMR and by our managing trustees and officers. As of February 25, 2009, RMR had approximately 585 full time employees.

Government Properties Income Trust. On February 20, 2009, our wholly owned subsidiary, Government Properties Income Trust, or GOV, filed a registration statement with the Securities and Exchange Commission, or SEC, for the initial public offering of 10 million common shares of beneficial interest, or common shares. If the GOV registration statement becomes effective and the initial public offering is completed, we expect to own 49.9%, or 9,950,000 common shares of GOV after the completion of the offering (46.4% if the underwriters' over allotment option is exercised in full). We intend to transfer 29 properties, 25 of which are leased primarily to the U.S. Government and four of which are leased to the States of California, Maryland, Minnesota and South Carolina, respectively, to GOV. These properties contain approximately 3.3 million rentable square feet and are located in 14 states and the District of Columbia. GOV is currently negotiating a $250 million secured credit facility with a group of commercial banks. If GOV is successful in obtaining that credit facility, we expect that the initial proceeds of this credit facility will be distributed to us, and we expect to use these proceeds to repay amounts outstanding under our unsecured revolving credit facility or other outstanding debt. If the GOV registration statement becomes effective and the initial public offering is completed, GOV expects to use the net proceeds from the offering to reduce amounts outstanding under its secured credit facility.

In order to govern the separation of GOV from us, we intend to enter into a transaction agreement with GOV. We expect that the transaction agreement will provide that:

- the current assets and liabilities from the properties to be transferred to GOV will, as of the time of closing of the public offering of GOV's common shares, be settled between us and GOV so that we will retain all pre-closing current assets and liabilities and GOV will retain all post-closing current assets and liabilities;
- GOV will indemnify us with respect to any liability relating to any property transferred to it, including liabilities which arose before GOV's formation; and
- so long as we own in excess of 10% of GOV's outstanding shares, we and GOV engage the same manager or we and GOV have any common managing trustees, (1) we will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of properties which are majority leased to government tenants, unless a majority of GOV's independent trustees who are not also trustees of ours have determined not to make the acquisition, (2) GOV will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of office or industrial properties which are not majority leased to government tenants, unless a majority of our independent trustees who are not also trustees of GOV have determined not to make the acquisition, (3) GOV will have a right of first refusal to purchase any property owned by us that we determine to divest if the property is then majority leased to government tenants, which right of first refusal will also apply in the event of an indirect sale of any such properties resulting from a change of control of us,

(4) GOV and we will cooperate to enforce the ownership limitations in our and its respective declarations of trust as may be appropriate for each of us to qualify for and maintain REIT tax status and otherwise to promote our respective orderly governance, and (5) we and GOV will cooperate to file future tax returns, including appropriate allocations of taxable income, expenses and other tax attributes.

The above restrictions will not prohibit us from leasing our current and future properties to government tenants.

We have no present intention to sell any of our retained government leased properties or to engage in any transaction which might cause GOV's right to purchase those properties to become exercisable; however, we will have the right to change our intention regarding these properties at any time in our discretion.

Our investment in GOV and any other 50% or less owned companies, over which we can exercise influence, but do not control, will be accounted for using the equity method of accounting. Significant influence will be present through common representation on the board of trustees. Our two managing trustees will also be managing trustees of GOV. Our two managing trustees are the beneficial owners of RMR. RMR provides management services to us and will provide management services to GOV. We will use the income statement method to account for issuance of common shares. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by GOV will be recognized in our income statement.

We expect GOV to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or the IRC; the proposed tax consequences to us from the formation of GOV and its issuance of shares is described below, in "Federal Income Tax Considerations".

As of the date of this Report, GOV has not received a commitment for the secured credit facility described above; its negotiations to obtain the facility on terms acceptable to GOV and us may not be successful and we expect that any commitment will be subject to various conditions. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the secured credit facility. Accordingly, there can be no assurance that the secured credit facility will be available to GOV.

In addition, GOV's registration statement for its offering of common shares is subject to review and comment by the SEC and the offering will not occur unless, among other things, definitive documentation relating to the formation of GOV has been agreed upon, executed and delivered, the SEC has declared the registration statement to be effective, and underwriters have agreed to purchase and distribute the shares proposed to be offered by GOV. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the offering. Accordingly, there can be no assurance that the offering will occur. In such event, we intend that GOV would remain our wholly owned subsidiary. We do not currently intend to proceed with the offering of GOV's common shares described above unless GOV's secured credit facility has been obtained.

Competition. Investing in and operating office buildings and other real estate is a very competitive business. We compete against other REITs, numerous financial institutions, individuals and public and private companies who are actively engaged in this business. We do not believe we have a dominant position in any of the geographic markets in which we operate, but some of our competitors are dominant in selected markets. Many of our competitors have greater financial and other resources than we have. We believe the geographic diversity of our investments, the experience and abilities of our management, the quality of our assets and the financial strength of many of our tenants affords us some competitive advantages which have and will allow us to operate our business successfully despite the competitive nature of our business.

Environmental Matters. Under various laws, owners of real estate may be required to investigate and clean up or remove hazardous substances present at properties they own, and may be held liable for property damage or personal injuries that result from such hazardous substances. These laws also expose us to the possibility that we may become liable to reimburse governments for damages and costs they incur in connection with such hazardous substances. We estimate the cost to remove hazardous substances at some of our properties based in part on environmental surveys of the properties we own prior to their purchase and we considered those costs when determining an acceptable purchase price. Estimated liabilities related to hazardous substances at properties we own are reflected in our consolidated balance sheet and included in the cost of the real estate acquired. Some of our industrial lands in Oahu, HI have been historically used for environmentally dangerous purposes; and we may have to engage in potentially expensive environmental clean up at these properties in the future, especially if we change the use of these properties. Certain of our buildings contain asbestos. We believe any asbestos in our buildings is contained in accordance with current regulations, and we have no current plans to remove it. If we removed the asbestos or demolished these properties, certain environmental regulations govern the manner in which the asbestos must be handled and removed. We do not believe that there are other environmental conditions at any of our properties that have had or will have a material adverse effect on us. However, no assurances can be given that conditions are not present at our properties or that costs we may be required to incur in the future to remediate contamination will not have a material adverse effect on our business or financial condition.

Internet Website. Our internet website address is www.hrpreit.com. Copies of our governance guidelines, code of business conduct and ethics and the charters of our audit, compensation and nominating and governance committees may be obtained free of charge by writing to our Secretary, HRPT Properties Trust, 400 Centre Street, Newton, MA 02458 or at our website. We make available, free of charge, on our website, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, as soon as reasonably practicable after these forms are filed with, or furnished to, the SEC. Any shareholder or other interested party who desires to communicate with our independent trustees, individually or as a group, may do so by filling out a report on our website. Our board also provides a process for security holders to send communications to the entire board. Information about the process for sending communications to our board can be found on our website. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only and the information in the website is not incorporated by reference into this Annual Report on Form 10-K.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of federal income tax considerations is based on existing law, and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax consequences that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, life insurance company, regulated investment company, or other financial institution;
- a broker, dealer or trader in securities or foreign currency;
- a person who has a functional currency other than the U.S. dollar;
- a person who acquires our shares in connection with employment or other performance of services;
- a person subject to alternative minimum tax;
- a person who owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction, or conversion transaction; or
- except as specifically described in the following summary, a tax-exempt entity or a foreign person.

The IRC sections that govern federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial, or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the Internal Revenue Service, or IRS, with respect to any matter described in this summary, and we cannot assure you that the IRS or a court will agree with the statements made in this summary. The IRS or a court could, for example, take a different position, which could result in significant tax liabilities for applicable parties, from that described in this summary with respect to our acquisitions, operations, restructurings or any other matters described in this summary. In addition, this summary is not exhaustive of all possible tax consequences, and does not discuss any estate, gift, state, local, or foreign tax consequences. For all these reasons, we urge you and any prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of the date of this Annual Report on Form 10-K. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences may differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" for federal income tax purposes is:

- a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;
- an entity treated as a corporation for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to federal income taxation regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control

all substantial decisions of the trust, or an electing trust in existence on August 20, 1996, to the extent provided in Treasury regulations;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares who is not a U.S. shareholder. If a partnership (including any entity treated as a partnership for federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the federal income tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our taxable year ending December 31, 1987. Our REIT election, assuming continuing compliance with the then applicable qualification tests, continues in effect for subsequent taxable years. Although no assurance can be given, we believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed under the IRC as a REIT.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in their income as dividends to the extent of our current or accumulated earnings and profits. Our dividends are not generally entitled to the favorable 15% rate on qualified dividend income (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010), but a portion of our dividends may be treated as capital gain dividends, all as explained below. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of current or accumulated earnings and profits generally are treated for federal income tax purposes as return of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, and thereafter to distributions made on our common shares. For all these purposes, our distributions include both cash distributions and any in kind distributions of property that we might make.

The conversion formula of our series D cumulative convertible preferred shares may be adjusted under a number of circumstances; adjustments may include changes in the type or amount of consideration a shareholder receives upon conversion. Section 305 of the IRC treats some of these adjustments as constructive distributions, in which case they would be taxable in a similar manner to actual distributions. In general, a shareholder that holds our series D cumulative convertible preferred shares would be deemed to receive a constructive distribution if the conversion price is adjusted for a taxable distribution to the holders of common shares. Such a shareholder's adjusted tax basis in series D cumulative convertible preferred shares would be increased by constructive distributions that are taxable as dividends or gain, and would be unaffected by constructive distributions that are nontaxable returns of capital. Conversely, a failure to appropriately adjust the conversion price of the series D cumulative convertible preferred shares could result in a constructive distribution to shareholders that hold our common shares, which would be taxable to them in a similar manner as actual distributions. A shareholder may also receive a constructive distribution if a conversion of its series D cumulative convertible preferred shares is accompanied by a change in the conversion formula.

If a shareholder actually or constructively owns none or a small percentage of our common shares, and such shareholder surrenders its preferred shares to us to be repurchased for cash only, then the repurchase of the preferred shares is likely to qualify for sale or exchange treatment because the repurchase would not be "essentially equivalent to a dividend" as defined by the IRC. More specifically, a cash repurchase of preferred shares will be treated under Section 302 of the IRC as a distribution, and hence taxable as a dividend to the extent of our allocable current or accumulated earnings and profits, as discussed above, unless the repurchase satisfies one of the tests set forth in Section 302(b) of the IRC and is therefore treated as a sale or exchange of the repurchased shares. The repurchase will be treated as a sale or exchange if it (1) is "substantially disproportionate" with respect to the surrendering shareholder's ownership in us, (2) results in a "complete termination" of the surrendering shareholder's common and preferred share interest in us, or (3) is "not essentially equivalent to a dividend" with respect to the surrendering shareholder, all within the meaning of Section 302(b) of the IRC. In determining whether any of these tests have been met, a shareholder must generally take into account our common and preferred shares considered to be owned by such shareholder by reason of constructive ownership rules set forth in the IRC, as well as our common and preferred shares actually owned by such shareholder. In addition, if a repurchase is treated as a distribution under the preceding tests, then a shareholder's tax basis in the repurchased preferred shares will be transferred to the shareholder's remaining shares of our common or preferred shares, if any, and if such shareholder owns no other shares of our common or preferred shares, such basis may be transferred to a related person or may be lost entirely. Because the determination as to whether a shareholder will satisfy any of the tests of Section 302(b) of the IRC depends upon the facts and circumstances at the time that the preferred shares are repurchased, we encourage you to consult your own tax advisor to determine your particular tax treatment.

Our counsel, Sullivan & Worcester LLP, has opined that we have been organized and have qualified as a REIT under the IRC for our 1987 through 2008 taxable years, and that our current investments and plan of operation enable us to continue to meet the requirements for qualification and taxation as a REIT under the IRC. Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we will satisfy these tests, our counsel has not reviewed and will not review compliance with these tests on a continuing basis. If we fail to qualify as a REIT, we will be subject to federal income taxation as if we were a C corporation and our shareholders will be taxed like shareholders of C corporations. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders may be reduced or eliminated.

If we qualify as a REIT and meet the tests described below, we generally will not pay federal income tax on amounts we distribute to our shareholders. However, even if we qualify as a REIT, we may be subject to federal tax in the following circumstances:

- We will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including our undistributed net capital gains.
- If our alternative minimum taxable income exceeds our taxable income, we may be subject to the corporate alternative minimum tax on our items of tax preference.
- If we have net income from the disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or from other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate rate, currently 35%.
- If we have net income from prohibited transactions, including dispositions of inventory or property held primarily for sale to customers in the ordinary course of business other than foreclosure property, we will be subject to tax on this income at a 100% rate.
- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability.

- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year, and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.
- If we acquire an asset from a corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of a present or former C corporation, and if we subsequently recognize gain on the disposition of this asset during the ten year period beginning on the date on which the asset ceased to be owned by the C corporation, then we will pay tax at the highest regular corporate tax rate, which is currently 35%, on the lesser of the excess of the fair market value of the asset over the C corporation's basis in the asset on the date the asset ceased to be owned by the C corporation, or the gain we recognize in the disposition.
- If we acquire a corporation, to preserve our status as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, not later than the end of the taxable year of the acquisition. However, if we fail to do so, relief provisions would allow us to maintain our status as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. As discussed below, we have acquired a C Corporation in connection with our acquisition of real estate. Our investigations of this C Corporation indicated that it did not have undistributed earnings and profits that we inherited but failed to timely distribute. However, upon review or audit, the IRS may disagree.
- As summarized below, REITs are permitted within limits to own stock and securities of a "taxable REIT subsidiary." A taxable REIT subsidiary is separately taxed on its net income as a C corporation, and is subject to limitations on the deductibility of interest expense paid to its REIT parent. In addition, its REIT parent is subject to a 100% tax on the difference between amounts charged and redetermined rents and deductions, including excess interest.
- If and to the extent we invest in properties in foreign jurisdictions, our income from those properties will generally be subject to tax in those jurisdictions. If we continue to operate as we do, then we will distribute our taxable income to our shareholders each year and we will generally not pay federal income tax. As a result, we cannot recover the cost of foreign income taxes imposed on our foreign investments by claiming foreign tax credits against our federal income tax liability. Also, we cannot pass through to our shareholders any foreign tax credits.

If we fail to qualify or elect not to qualify as a REIT, we will be subject to federal income tax in the same manner as a C corporation. Distributions to our shareholders if we do not qualify as a REIT will not be deductible by us nor will distributions be required under the IRC. In that event, distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the 15% income tax rate (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010) discussed below in "Taxation of U.S. Shareholders" and, subject to limitations in the IRC, will be eligible for the dividends received deduction for corporate shareholders. Also, we will generally be disqualified from qualification as a REIT for the four taxable years following disqualification. If we do not qualify as a REIT for even one year, this could result in reduction or elimination of distributions to our shareholders, or in our incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level taxes. The IRC provides certain relief provisions under which we might avoid automatically ceasing to be a REIT for failure to meet certain REIT requirements, all as discussed in more detail below.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held" as defined under the personal holding company stock ownership test, as described below; and

(7) that meets other tests regarding income, assets and distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a pro rata part of a taxable year of less than 12 months. Section 856(h)(2) of the IRC provides that neither condition (5) nor (6) need be met for our first taxable year as a REIT. We believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before our most recently completed taxable year, and that we can continue to meet these conditions in future taxable years. There can, however, be no assurance in this regard.

By reason of condition (6), we will fail to qualify as a REIT for a taxable year if at any time during the last half of a year more than 50% in value of our outstanding shares is owned directly or indirectly by five or fewer individuals. To help comply with condition (6), our declaration of trust and bylaws restrict transfers of our shares. In addition, if we comply with applicable Treasury regulations to ascertain the ownership of our shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). However, our failure to comply with these regulations for ascertaining ownership may result in a penalty of $25,000, or $50,000 for intentional violations. Accordingly, we intend to comply with these regulations, and to request annually from record holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust and bylaws, our shareholders are required to respond to these requests for information.

For purposes of condition (6), REIT shares held by a pension trust are treated as held directly by the pension trust's beneficiaries in proportion to their actuarial interests in the pension trust. Consequently, five or fewer pension trusts could own more than 50% of the interests in an entity without jeopardizing that entity's federal income tax qualification as a REIT. However, as discussed below, if a REIT is a "pension-held REIT," each pension trust owning more than 10% of the REIT's shares by value generally may be taxed on a portion of the dividends it receives from the REIT.

The IRC provides that we will not automatically fail to be a REIT if we do not meet conditions (1) through (6), provided we can establish reasonable cause for any such failure. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision. This relief provision applies to any failure of the applicable conditions, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

Our Wholly Owned Subsidiaries and Our Investments through Partnerships. Except in respect of taxable REIT subsidiaries as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT, is a qualified REIT subsidiary and shall not be treated as a separate corporation. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly owned subsidiaries, other than the taxable REIT subsidiaries discussed below, will either be a qualified REIT subsidiary within the meaning of Section 856(i) of the IRC, or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under regulations issued under Section 7701 of the IRC. Thus, except for the taxable REIT subsidiaries discussed below, in applying all the federal income tax REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our direct and indirect wholly owned subsidiaries are treated as ours.

We have invested and may invest in real estate through one or more limited or general partnerships or limited liability companies that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets discussed below, the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT's proportionate capital interest in the partnership and is deemed to be entitled to the income of the partnership attributable to this proportionate share. In addition, for these purposes, the character of the assets and gross income of the partnership generally retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities, and items of income of each partnership in which we are a partner is treated as ours for purposes of the income tests and asset tests discussed below. In contrast, for purposes of the distribution requirement discussed below, we must take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Sections 701 through 777 of the IRC.

Taxable REIT Subsidiaries. We are permitted to own any or all of the securities of a "taxable REIT subsidiary" as defined in Section 856(l) of the IRC, provided that no more than 25% of our assets, at the close of each quarter, is comprised of our investments in the stock or securities of our taxable REIT subsidiaries. (For our 2001 through 2008 taxable years, no more than 20% of our assets, at the close of each quarter, was permitted to be comprised of our investments in the stock or securities of our taxable REIT subsidiaries; before the introduction of taxable REIT subsidiaries in 2001, our ability to own separately taxable corporate subsidiaries was more limited.) Among other requirements, a taxable REIT subsidiary must:

(1) be a non-REIT corporation for federal income tax purposes in which we directly or indirectly own shares;

(2) join with us in making a taxable REIT subsidiary election;

(3) not directly or indirectly operate or manage a lodging facility or a health care facility; and

(4) not directly or indirectly provide to any person, under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except that in limited circumstances a subfranchise, sublicense or similar right can be granted to an independent contractor to operate or manage a lodging facility or, after our 2008 taxable year, a health care facility.

In addition, a corporation other than a REIT in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value will automatically be treated as a taxable REIT subsidiary. Subject to the discussion below, we believe that we and each of our taxable REIT subsidiaries have complied with, and will continue to comply with, the requirements for taxable REIT subsidiary status at all times during which we intend for a subsidiary's taxable REIT subsidiary election to be in effect, and we believe that the same will be true for any taxable REIT subsidiary that we later form or acquire.

Our ownership of stock and securities in taxable REIT subsidiaries is exempt from the 10% and 5% REIT asset tests discussed below. Also, as discussed below, taxable REIT subsidiaries can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% or 95% gross income tests discussed below. Moreover, because taxable REIT subsidiaries are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit are not generally imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, taxable REIT subsidiaries can generally undertake third-party management and development activities and activities not related to real estate.

Restrictions are imposed on taxable REIT subsidiaries to ensure that they will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary may not deduct interest paid in any year to an affiliated REIT to the extent that the interest payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year. However, the taxable REIT subsidiary may carry forward the disallowed interest expense to a succeeding year, and deduct the interest in that later year subject to that year's 50% adjusted taxable income limitation. In addition, if a taxable REIT subsidiary pays interest, rent, or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Finally, if in comparison to an arm's length transaction, a tenant has overpaid rent to the REIT in exchange for underpaying the taxable REIT subsidiary for services rendered, then the REIT may be subject to an excise tax equal to 100% of the overpayment. There can be no assurance that arrangements involving our taxable REIT subsidiaries will not result in the imposition of one or more of these deduction limitations or excise taxes, but we do not believe that we are or will be subject to these impositions.

Income Tests. There are two gross income requirements for qualification as a REIT under the IRC:

- At least 75% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from "clearly identified" hedging transactions that we enter into after July 30, 2008 to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from "clearly identified" hedging transactions that we enter into after July 30, 2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; and (d) real estate foreign exchange gain (as defined in Section 856(n)(2) of the IRC) that we recognize after July 30, 2008) must be derived from investments relating to real property, including "rents from real property" as defined under Section 856 of the IRC, interest and gain from mortgages on real property, income and gain from foreclosure property, or dividends and gain from shares in other REITs. When we receive new capital in exchange for our shares or in a public offering of five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test.
- At least 95% of our gross income (excluding: (a) gross income from sales or other dispositions of property held primarily for sale; (b) any income arising from "clearly identified" hedging transactions that we enter into after December 31, 2004 to manage interest rate or price fluctuations with respect to borrowings we incur to acquire or carry real estate assets; (c) any income arising from "clearly identified" hedging transactions that we enter into after July 30,

2008 primarily to manage risk of currency fluctuations relating to any item that qualifies under the 75% or 95% gross income tests; and (d) passive foreign exchange gain (as defined in Section 856(n)(3) of the IRC) that we recognize after July 30, 2008) must be derived from a combination of items of real property income that satisfy the 75% gross income test described above, dividends, interest, gains from the sale or disposition of stock, securities, or real property or, for financial instruments entered into during our 2004 or earlier taxable years, certain payments under interest rate swap or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments.

For purposes of the 75% and 95% gross income tests outlined above, income derived from a "shared appreciation provision" in a mortgage loan is generally treated as gain recognized on the sale of the property to which it relates. Although we will use our best efforts to ensure that the income generated by our investments will be of a type that satisfies both the 75% and 95% gross income tests, there can be no assurance in this regard.

In order to qualify as "rents from real property" under Section 856 of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on receipts or sales.
- Rents do not qualify if the REIT owns 10% or more by vote or value of the tenant, whether directly or after application of attribution rules. While we intend not to lease property to any party if rents from that property would not qualify as rents from real property, application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. For example, an unaffiliated third party's ownership directly or by attribution of 10% or more by value of our shares, as well as an ownership position in the stock of one of our tenants which, when added to our own ownership position in that tenant, totals 10% or more by vote or value of the stock of that tenant, would result in that tenant's rents not qualifying as rents from real property. Our declaration of trust and bylaws disallow transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our REIT status under the IRC. Nevertheless, there can be no assurance that these provisions in our declaration of trust and bylaws will be effective to prevent our REIT status from being jeopardized under the 10% affiliated tenant rule. Furthermore, there can be no assurance that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of shares attributed to them under the IRC's attribution rules.
- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant, if the tenant is a taxable REIT subsidiary. If at least 90% of the leased space of a property is leased to tenants other than taxable REIT subsidiaries and 10% affiliated tenants, and if the taxable REIT subsidiary's rent for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the taxable REIT subsidiary to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.
- In order for rents to qualify, we generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom we derive no income or, for our 2001 taxable year and thereafter, through one of our taxable REIT subsidiaries. There is an exception to this rule permitting a REIT to perform customary tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC. In addition, a *de minimis* amount of noncustomary services will not disqualify income as "rents

from real property" so long as the value of the impermissible services does not exceed 1% of the gross income from the property.

- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property"; if this 15% threshold is exceeded, the rent attributable to personal property will not so qualify. For our taxable years through December 31, 2000, the portion of rental income treated as attributable to personal property was determined according to the ratio of the tax basis of the personal property to the total tax basis of the real and personal property that is rented. For our 2001 taxable year and thereafter, the ratio is determined by reference to fair market values rather than tax bases.

We believe that all or substantially all our rents have qualified and will qualify as rents from real property for purposes of Section 856 of the IRC.

In order to qualify as mortgage interest on real property for purposes of the 75% test, interest must derive from a mortgage loan secured by real property with a fair market value, at the time the loan is made, at least equal to the amount of the loan. If the amount of the loan exceeds the fair market value of the real property, the interest will be treated as interest on a mortgage loan in a ratio equal to the ratio of the fair market value of the real property to the total amount of the mortgage loan.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of business operating income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, gross income from such a business operation would so qualify. In the case of property leased by a REIT to a tenant, foreclosure property is defined under applicable Treasury regulations to include generally the real property and incidental personal property that the REIT reduces to possession upon a default or imminent default under the lease by the tenant, and as to which a foreclosure property election is made by attaching an appropriate statement to the REIT's federal income tax return.

Any gain that a REIT recognizes on the sale of foreclosure property, plus any income it receives from foreclosure property that would not qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to income tax at the maximum corporate rate, currently 35%, under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Other than sales of foreclosure property, any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. This prohibited transaction income also may adversely affect our ability to satisfy the 75% and 95% gross income tests for federal income tax qualification as a REIT. We cannot provide assurances as to whether or not the IRS might successfully assert that one or more of our dispositions is subject to the 100% penalty tax. However, we believe that dispositions of assets that we have made or that we might make in the future will not be subject to the 100% penalty tax, because we intend to:

- own our assets for investment with a view to long-term income production and capital appreciation;
- engage in the business of developing, owning and managing our existing properties and acquiring, developing, owning and managing new properties; and
- make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% or the 95% gross income tests in any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the following requirements after October 22, 2004:

- our failure to meet the test is due to reasonable cause and not due to willful neglect, and
- after we identify the failure, we file a schedule describing each item of our gross income included in the 75% or 95% gross income tests for that taxable year.

It is impossible to state whether in all circumstances we would be entitled to the benefit of this relief provision for the 75% and 95% gross income tests. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% test or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability. This relief provision applies to any failure of the applicable income tests, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

Under prior law, if we failed to satisfy one or both of the 75% or 95% gross income tests, we nevertheless would have qualified as a REIT for that year if: our failure to meet the test was due to reasonable cause and not due to willful neglect; we reported the nature and amount of each item of our income included in the 75% or 95% gross income tests for that taxable year on a schedule attached to our tax return; and any incorrect information on the schedule was not due to fraud with intent to evade tax. For our 2004 and prior taxable years, we attached a schedule of gross income to our federal income tax returns, but it is impossible to state whether in all circumstances we would be entitled to the benefit of this prior relief provision for the 75% and 95% gross income tests. Even if this relief provision did apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% test or the 95% test, with adjustments, multiplied by a fraction intended to reflect our profitability.

Asset Tests. At the close of each quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify as a REIT for federal income tax purposes:

- At least 75% of our total assets must consist of real estate assets, cash and cash items, shares in other REITs, government securities, and temporary investments of new capital (that is, stock or debt instruments purchased with proceeds of a stock offering or a public offering of our debt with a term of at least five years, but only for the one-year period commencing with our receipt of the offering proceeds).
- Not more than 25% of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.
- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one non-REIT issuer's outstanding voting securities. For our 2001 taxable year and thereafter, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless that issuer is our taxable REIT subsidiary or the securities are "straight debt" securities or otherwise excepted as discussed below.
- For our 2001 taxable year and thereafter, our stock and securities in a taxable REIT subsidiary are exempted from the preceding 10% and 5% asset tests. However, no more than 25% (for our 2001 through 2008 taxable years, 20%) of our total assets may be represented by stock or securities of taxable REIT subsidiaries.

When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

In addition, if we fail the 5% value test or the 10% vote or value tests at the close of any quarter and do not cure such failure within 30 days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is *de minimis* and (b) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% value and 10% vote and value asset tests. For purposes of this relief provision, the failure will be "*de minimis*" if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not *de minimis*, or if any of the other REIT asset tests have been violated, we may nevertheless qualify as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (i) $50,000 or (ii) the highest rate of corporate tax imposed (currently 35%) on the net income generated by the assets causing the failure during the period of the failure, and (d) within 6 months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions apply to any failure of the applicable asset tests, even if the failure first occurred in a prior taxable year, as long as each of the requirements of the relief provision is satisfied after October 22, 2004.

The IRC also provides, for our 2001 taxable year and thereafter, an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) certain rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT.

We intend to maintain records of the value of our assets to document our compliance with the above asset tests, and to take actions as may be required to cure any failure to satisfy the tests within 30 days after the close of any quarter.

Our Investment in Senior Housing. For several years, we owned a significant minority, in excess of 10%, of Senior Housing shares, and we believe that Senior Housing during these years qualified as a REIT under the IRC. We sold all our Senior Housing shares in 2006, and no longer own any material stake in that company. For any of our taxable years in which Senior Housing qualified as a REIT, our investment in Senior Housing counted favorably toward the REIT asset tests and our gains and dividends from Senior Housing shares counted as qualifying income under both REIT gross income tests. However, because we did not and could not control Senior Housing's compliance with the federal income tax requirements for REIT qualification, we joined with Senior Housing in filing a protective taxable REIT subsidiary election under Section 856(l) of the IRC, effective January 1, 2001, and we reaffirmed this protective election every January 1 since then through January 1, 2006. Pursuant to this protective taxable REIT subsidiary election, we believe that if Senior Housing was not a REIT, it would instead be considered one of our taxable REIT subsidiaries. As one of our taxable REIT subsidiaries, we believe that Senior Housing's failure to qualify as a REIT would not have jeopardized our own qualification as a REIT even though we owned more than 10% of it.

Our Possible Government Properties Income Trust Transaction. We have proposed the formation of GOV as our wholly owned subsidiary that owns properties leased to government tenants, potentially followed by GOV's issuance of its common shares to the public in an initial public offering, or IPO. The proposed GOV transaction may change or may not occur. While GOV remains our wholly owned subsidiary, it will be our disregarded entity pursuant to Section 856(i) of the IRC or regulations issued under Section 7701 of the IRC, as discussed above.

If and when it occurs, we expect GOV's IPO to result in (a) GOV becoming a separately regarded corporation that intends to satisfy the requirements for qualification and taxation as a REIT under the IRC, and (b) GOV's wholly owned subsidiaries, if any, becoming disregarded entities of the newly separate GOV. Although there can be no assurance in this regard, particularly because the final contours of the GOV transaction have yet to be determined, we expect the GOV IPO to impact our own REIT qualification and taxation under the IRC in the following manner:

- GOV's separation from us pursuant to an IPO should be nontaxable to us for federal income tax purposes.
- If it is ultimately determined by the IRS or a court that, contrary to our expectation, we recognized gain or income as a result of GOV's separation from us pursuant to an IPO, then we may be required to amend our tax reports, including those sent to our shareholders, and we will owe federal income tax on the undistributed gain and income unless we elect to pay a sufficient deficiency dividend to our shareholders. As discussed below, deficiency dividends may be included in our deduction for dividends paid for the year in which such gain or income is recognized, but an interest charge would be imposed upon us for the delay in distribution.
- For any of our taxable years in which GOV qualifies as a REIT, we expect that our continued investment in GOV shares will count as a qualifying REIT asset toward the REIT gross asset tests and our gains and dividends from GOV shares will count as qualifying income under the 75% and 95% gross income tests, all as described above.
- However, because we cannot control GOV's compliance with the federal income tax requirements for REIT qualification, we expect to join with GOV in filing a protective taxable REIT subsidiary election under Section 856(l) of the IRC, and we may reaffirm this protective election every subsequent January 1. Pursuant to this protective taxable REIT subsidiary election, we believe that if GOV was not a REIT for some reason, then it would instead be considered one of our taxable REIT subsidiaries. As one of our taxable REIT subsidiaries, we believe that GOV's failure to qualify as a REIT will not jeopardize our own qualification as a REIT even though we own more than 10% of it.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(A) the sum of 90% of our "real estate investment trust taxable income," as defined in Section 857 of the IRC, computed by excluding any net capital gain and before taking into account any dividends paid deduction for which we are eligible, and 90% of our net income after tax, if any, from property received in foreclosure, over

(B) the sum of our qualifying noncash income, e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges.

The distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November, or December to shareholders of record during one of those months, and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year. A distribution which is not pro rata within a class of our beneficial interests entitled to a distribution, or which is not consistent with the rights to distributions among our classes of beneficial interests, is a preferential distribution that is not taken into consideration for purposes of the distribution requirements, and accordingly the payment of a preferential distribution could affect our ability to meet the distribution requirements. Taking into account our distribution policies, including the dividend reinvestment plan we have adopted, we expect that we will not make any preferential distributions. The distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our real estate investment trust taxable income, as adjusted, we will be subject to tax on undistributed amounts.

In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet the 90% distribution requirements, we may find it necessary and desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our REIT status. We can provide no assurance that financing would be available for these purposes on favorable terms.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution.

In addition to the other distribution requirements above, to preserve our status as a REIT we are required to timely distribute C corporation earnings and profits that we inherit from acquired corporations.

Acquisition of C Corporations

On July 17, 2008, we acquired a C corporation in a transaction where the C corporation was ultimately merged into our disregarded entity under Treasury regulations issued under Section 7701 of the IRC, all as described in Section 381(a) of the IRC. Thus, after the acquisition, all assets, liabilities and items of income, deduction and credit of the acquired corporation, and a proportionate share of the assets, liabilities and items of income, deduction and credit of the partnership in which the acquired corporation was a partner, are treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally were treated as the successor to the acquired corporate entity's federal income tax attributes, such as the entity's adjusted tax bases in its assets and its depreciation schedules; we were also treated as the successor to the acquired corporate entity's earnings and profits for federal income tax purposes.

Built-in Gains from C Corporations. As described above, notwithstanding our qualification and taxation as a REIT, we may still be subject to corporate taxation in particular circumstances. Specifically, if we acquire an asset from a corporation in a transaction in which our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of that asset in the hands of a present or former C corporation, and if we subsequently recognize gain on the disposition of that asset during the ten year period beginning on the date on which the asset ceased to be owned by the C corporation, then we will generally pay tax at the highest regular corporate tax rate, currently 35%, on the lesser of (1) the excess, if any, of the asset's fair market value over its adjusted tax basis, each determined as of the time the asset ceased to be owned by the C corporation, or (2) our gain recognized in the disposition. Accordingly, any taxable disposition of an asset so acquired during the applicable ten-year period could be subject to tax under these rules. However, we have not disposed, and have no present plan or intent to dispose, of any material assets acquired in such transactions.

To the extent of our gains in a taxable year that are subject to the built in gains tax described above, net of any taxes paid on such gains with respect to that taxable year, our taxable dividends paid to you in the following year will be eligible for treatment as qualified dividends that are taxed to our noncorporate shareholders at the maximum capital gain rate of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010).

Earnings and Profits. A REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon the closing of the July 17, 2008 transaction, we succeeded to the undistributed earnings and profits, if any, of the acquired corporate entity. Thus, we needed to distribute any such earnings and profits no later than the end of the applicable tax year. If we failed to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on the relief provision described below.

Although Sullivan & Worcester LLP is unable to render an opinion on factual determinations such as the amount of undistributed earnings and profits, we retained accountants to compute the amount of undistributed earnings and profits that we inherited in the July 17, 2008 transaction. Based on these calculations, we believe that we did not inherit any undistributed earnings and profits that remained undistributed at the end of the applicable tax year. However, there can be no assurance that the IRS would not, upon subsequent examination, propose adjustments to our calculation of the undistributed earnings and profits that we inherited, including adjustments that might be deemed necessary by the IRS as a result of its examination of the companies we acquired. In any such examination, the IRS might consider all taxable years of the acquired subsidiaries as open for review for purposes of its proposed adjustments. If it is subsequently determined that we had undistributed earnings and profits as of the end of the applicable tax year, we may be eligible for a relief provision similar to the "deficiency dividends" procedure described above. To utilize this relief provision, we would have to pay an interest charge for the delay in distributing the undistributed earnings and profits; in addition, we would be required to distribute to our shareholders, in addition to our other REIT distribution requirements, the amount of the undistributed earnings and profits less the interest charge paid.

Acquisition of Publicly Traded Partnership

In 2004, we acquired all of the limited partnership interests and the general partnership interest of a publicly traded partnership as well as certain of the partnership's affiliated entities. Prior to our acquisition of the publicly traded partnership and its affiliates, the acquired entities directly or indirectly owned substantially all of the outstanding equity interests in various noncorporate subsidiaries and four C corporations. However, before our acquisition of these entities, all four C corporation subsidiaries were converted into disregarded entities under Treasury regulations issued under Section 7701 of the IRC, and thus considered liquidated for federal income tax purposes. Upon our acquisition, the publicly traded partnership itself and its affiliates and subsidiaries became disregarded entities of ours under Treasury regulations issued under Section 7701 of the IRC. Thus, after the 2004 acquisition, all assets, liabilities and items of income, deduction and credit of these acquired entities have been treated as ours for purposes of the various REIT qualification tests described above. Our initial tax basis in the acquired assets is our cost for acquiring them, and we believe that we did not succeed to any C corporation earnings and profits in this acquisition.

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our real property on a straight-line basis over 40 years and our personal property over the applicable shorter periods. These depreciation schedules may vary for properties that we acquire through tax-free or carryover basis acquisitions.

We are entitled to depreciation deductions from our facilities only if we are treated for federal income tax purposes as the owner of the facilities. This means that the leases of the facilities must be classified for federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case. In the case of sale-leaseback arrangements, the IRS could assert that we realized prepaid rental income in the year of purchase to the extent that the value of a leased property, at the time of purchase, exceeded the purchase price for that property. While we believe that the value of leased property at the time of purchase did not exceed purchase prices, because of the lack of clear precedent we cannot provide assurances as to whether the IRS might successfully assert the existence of prepaid rental income in any of our sale-leaseback transactions.

Like-Kind Exchanges

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing. Most of these agreements closed during 2008; one closed in 2009; and a few are scheduled to close in 2010. Senior Housing's obligations to complete these purchases were and are subject to various conditions typical of commercial real estate purchases. On advice of counsel, we believe that each of these agreements should be viewed as a separate transaction for federal income tax purposes. Accordingly, we believe each agreement may, in our discretion, be the subject of a separate cash sale or like-kind exchange under Section 1031 of the IRC. We therefore entered into like-kind exchanges for some, but not all, of the disposed properties and reported those exchanges as dispositions and exchanges separate from each other and from any cash sales.

If, contrary to our view, the IRS recharacterizes these agreements as a composite transaction, then some or all of our realized gain on the several dispositions that were intended to be like-kind exchanges may, contrary to our expectation of nonrecognition, be recognized in full. In that event, we will not have distributed all of our capital gain for 2008, and possibly also for 2009 or 2010. In such case, we may owe federal income tax on the undistributed capital gain unless we elect to pay deficiency dividends to our shareholders. As discussed above, deficiency dividends may be included in our deduction for dividends paid for the year in which such gain is recognized, but an interest charge would be imposed upon us for the delay in distribution.

Taxation of U.S. Shareholders

The maximum individual federal income tax rate for long-term capital gains is generally 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) and for most corporate dividends is generally also 15% (scheduled to increase to ordinary income rates for taxable years beginning after December 31, 2010). However, because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, dividends on our shares generally are not eligible for such 15% tax rate on dividends while that rate is in effect. As a result, our ordinary dividends continue to be taxed at the higher federal income tax rates applicable to ordinary income. However, the favorable federal income tax rates for long-term capital gains, and while in effect, for dividends, generally apply to:

(1) your long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a 25% federal income tax rate);

(3) our dividends attributable to dividends, if any, received by us from non-REIT corporations such as taxable REIT subsidiaries; and

(4) our dividends to the extent attributable to income upon which we have paid federal corporate income tax.

As long as we qualify as a REIT for federal income tax purposes, a distribution to our U.S. shareholders (including any constructive distributions on our common shares or on our series D cumulative convertible preferred shares) that we do not designate as a capital gain dividend will be treated as an ordinary income dividend to the extent of our current or accumulated earnings and profits. Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

In addition, we may elect to retain net capital gain income and treat it as constructively distributed. In that case:

(1) we will be taxed at regular corporate capital gains tax rates on retained amounts;

(2) each U.S. shareholder will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated a capital gain dividend;

(3) each U.S. shareholder will receive a credit for its designated proportionate share of the tax that we pay;

(4) each U.S. shareholder will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over its proportionate share of the tax that we pay; and

(5) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

If we elect to retain our net capital gains in this fashion, we will notify our U.S. shareholders of the relevant tax information within 60 days after the close of the affected taxable year.

As discussed above, for noncorporate U.S. shareholders, long-term capital gains are generally taxed at maximum rates of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) or 25%, depending upon the type of property disposed of and the previously claimed depreciation with respect to this property. If for any taxable year we designate capital gain dividends for U.S. shareholders, then the portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares. We will similarly designate the portion of any capital gain dividend that is to be taxed to noncorporate U.S. shareholders at the maximum rates of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010) or 25% so that the designations will be proportionate among all classes of our shares.

Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in the shareholder's shares, but will reduce the shareholder's basis in those shares. To the extent that these excess distributions exceed the adjusted basis of a U.S. shareholder's shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at a maximum rate of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2010). No U.S. shareholder may include on his federal income tax return any of our net operating losses or any of our capital losses.

Dividends that we declare in October, November or December of a taxable year to U.S. shareholders of record on a date in those months will be deemed to have been received by shareholders on December 31 of that taxable year, provided we actually pay these dividends during the following January. Also, items that are treated differently for regular and alternative minimum tax purposes are to be allocated between a REIT and its shareholders under Treasury regulations which are to be prescribed. It is possible that these Treasury regulations will require tax preference items to be allocated to our shareholders with respect to any accelerated depreciation or other tax preference items that we claim.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in the shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of our long-term capital gain dividends during the holding period.

In contrast to the typical redemption of preferred shares for cash only, discussed above, if a U.S. shareholder receives a number of our common shares as a result of a conversion or repurchase of series D cumulative convertible preferred shares, then the transaction will be treated as a recapitalization. As such, the shareholder would recognize income or gain only to the extent of the lesser of (1) the excess, if any, of the value of the cash and common shares received over such shareholder's adjusted tax basis in its series D cumulative convertible preferred shares surrendered or (2) the cash received. Any cash a shareholder receives, up to the amount of income or gain recognized, would generally be characterized as a dividend to the extent that a surrender of series D cumulative convertible preferred shares to us for cash only would be taxable as a dividend, taking into account the surrendering shareholder's continuing actual or constructive ownership interest in our shares, if any, as discussed above, and the balance of the recognized amount, if any, will be gain. A U.S. shareholder's basis in its common shares received would be equal to the basis for the series D cumulative convertible preferred shares surrendered less any cash received plus any income or gain recognized. A U.S. shareholder's holding period in the common shares received would be the same as the holding period for the series D cumulative convertible preferred shares surrendered. If, in addition to common shares, upon conversion or repurchase a U.S. shareholder receives rights or warrants to acquire our common shares or other of our securities, then the receipt of the rights or warrants may be taxable, and we encourage you to consult your tax advisor as to the consequences of the receipt of rights or warrants upon conversion or repurchase.

A U.S. shareholder generally will not recognize any income, gain or loss upon conversion of series D cumulative convertible preferred shares into common shares except with respect to cash, if any, received in lieu of a fractional common share. A U.S. shareholder's basis in its common shares received would be equal to the basis for the series D cumulative convertible preferred shares surrendered less any basis allocable to any fractional share exchanged for cash. A U.S. shareholder's holding period in the common shares received would be the same as the holding period for the series D cumulative convertible preferred shares surrendered. Any cash received in lieu of a fractional common share upon conversion will be treated as a payment in exchange for the fractional common share. Accordingly, receipt of cash in lieu of a fractional share generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the adjusted tax basis attributable to the fractional share. If, in addition to common shares, upon conversion a U.S. shareholder receives rights or warrants to acquire our common shares or other of our securities, then the receipt of the rights or warrants may be taxable, and we encourage you to consult your tax advisor as to the consequences of the receipt of rights or warrants upon conversion.

Effective for federal tax returns with due dates after October 22, 2004, the IRC imposes a penalty for the failure to properly disclose a "reportable transaction." A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (i) $10 million in any single year or $20 million in any combination of years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (ii) $2 million in any single year or $4 million in any combination of years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, if an appropriate election is made by the shareholder, capital gain dividend distributions received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt Shareholders

In Revenue Ruling 66-106, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income," even though the REIT may have financed some of its activities with acquisition indebtedness. Although revenue rulings are interpretive in nature and subject to revocation or modification by the IRS, based upon the analysis and conclusion of Revenue Ruling 66-106, our distributions made to shareholders that are tax-exempt pension plans, individual retirement accounts, or other qualifying tax-exempt entities should not constitute unrelated business taxable income, provided that the shareholder has not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, and provided further that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit.

Tax-exempt pension trusts that own more than 10% by value of a "pension-held REIT" at any time during a taxable year may be required to treat a percentage of all dividends received from the pension-held REIT during the year as unrelated business taxable income. This percentage is equal to the ratio of:

(1) the pension-held REIT's gross income derived from the conduct of unrelated trades or businesses, determined as if the pension-held REIT were a tax-exempt pension fund, less direct expenses related to that income, to

(2) the pension-held REIT's gross income from all sources, less direct expenses related to that income,

except that this percentage shall be deemed to be zero unless it would otherwise equal or exceed 5%. A REIT is a pension-held REIT if:

- the REIT is "predominantly held" by tax-exempt pension trusts; and
- the REIT would fail to satisfy the "closely held" ownership requirement discussed above if the stock or beneficial interests in the REIT held by tax-exempt pension trusts were viewed as held by tax-exempt pension trusts rather than by their respective beneficiaries.

A REIT is predominantly held by tax-exempt pension trusts if at least one tax-exempt pension trust owns more than 25% by value of the REIT's stock or beneficial interests, or if one or more tax-exempt pension trusts, each owning more than 10% by value of the REIT's stock or beneficial interests, own in the aggregate more than 50% by value of the REIT's stock or beneficial interests. Because of the share ownership concentration restrictions in our declaration of trust and bylaws, we believe that we are not and will not be a pension-held REIT. However, because our shares are publicly traded, we cannot completely control whether or not we are or will become a pension-held REIT.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the IRC, respectively, are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions from a REIT as unrelated business taxable income. In addition, these prospective investors should consult their own tax advisors concerning any "set aside" or reserve requirements applicable to them.

Taxation of Non-U.S. Shareholders

The rules governing the United States federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. shareholder, we urge you to consult with your own tax advisor to determine the impact of United States federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in our shares.

In general, a non-U.S. shareholder will be subject to regular United States federal income tax in the same manner as a U.S. shareholder with respect to its investment in our shares if that investment is effectively connected with the non-U.S. shareholder's conduct of a trade or business in the United States (and, if provided by an applicable income tax treaty, is attributable to a permanent establishment or fixed base the non-U.S. shareholder maintains in the United States). In addition, a corporate non-U.S. shareholder that receives income that is or is deemed effectively connected with a trade or business in the United States may also be subject to the 30% branch profits tax under Section 884 of the IRC, which is payable in addition to regular United States federal corporate income tax. The balance of this discussion of the United States federal income taxation of non-U.S. shareholders addresses only those non-U.S. shareholders whose investment in our shares is not effectively connected with the conduct of a trade or business in the United States.

A distribution by us to a non-U.S. shareholder that is not attributable to gain from the sale or exchange of a United States real property interest and that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. A distribution of this type will generally be subject to United States federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated its entitlement to benefits under a tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. shareholder would otherwise receive, and the non-U.S. shareholder may bear brokerage or other costs for this withholding procedure. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate a capital gain dividend. Notwithstanding this withholding on distributions in excess of our current and accumulated earnings and profits, these distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below. A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to him in excess of our current and accumulated earnings and profits.

From time to time, some of our distributions may be attributable to the sale or exchange of United States real property interests. However, capital gain dividends that are received by a non-U.S. shareholder, including dividends attributable to our sales of United States real property interests, and that are deductible by us in respect of our 2005 taxable year and thereafter will be subject to the taxation and withholding regime applicable to ordinary income dividends and the branch profits tax will not apply, provided that (1) the capital gain dividends are received with respect to a class of shares that is "regularly traded" on a domestic "established securities market" such as the New York Stock Exchange, or the NYSE, both as defined by applicable Treasury regulations, and (2) the non-U.S. shareholder does not own more than 5% of that class of shares at any time during the one-year period ending on the date of distribution of the capital gain dividends. If both of these provisions are satisfied, qualifying non-U.S. shareholders will not be subject to withholding on capital gain dividends as though those amounts were effectively connected with a United States trade or business, and qualifying non-U.S. shareholders will not be required to file United States federal income tax returns or pay branch profits tax in respect of these capital gain dividends. Instead, these dividends will be subject to United States federal income tax and withholding as ordinary dividends, currently at a 30% tax rate unless reduced by applicable treaty, as discussed below. Although there can be no assurance in this regard, we believe that our common shares and each class of our preferred shares have been and will remain "regularly traded" on a domestic "established securities market" within the meaning of applicable Treasury regulations; however, we can provide no assurance that our shares will continue to be "regularly traded" on a domestic "established securities market" in future taxable years.

Except as discussed above, for any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest are taxed to a non-U.S. shareholder as if these distributions were gains effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. Accordingly, a non-U.S. shareholder that does not qualify for the special rule above will be taxed on these amounts at the normal capital gain rates applicable to a U.S. shareholder, subject to any applicable alternative minimum tax and to a special alternative minimum tax in the case of nonresident alien individuals; such a non-U.S. shareholder will be required to file a United States federal income tax return reporting these amounts, even if applicable withholding is imposed as described below; and such a non-U.S. shareholder that is also a corporation may owe the 30% branch profits tax under Section 884 of the IRC in respect of these amounts. We or other applicable withholding agents will be required to withhold from distributions to such non-U.S. shareholders, and remit to the IRS, 35% of the maximum amount of any distribution that could be designated as a capital gain dividend. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions up to the amount of the designated prior distributions will be treated as capital gain dividends. The amount of any tax withheld is creditable against the non-U.S. shareholder's United States federal income tax liability, and the non-U.S. shareholder may file for a refund from the IRS of any amount of withheld tax in excess of that tax liability.

Effective generally from and after 2006, a special "wash sale" rule applies to a non-U.S. shareholder who owns any class of our shares if (1) the shareholder owns more than 5% of that class of shares at any time during the one-year period ending on the date of the distribution described below, or (2) that class of our shares is not, within the meaning of applicable Treasury regulations, "regularly traded" on a domestic "established securities market" such as the NYSE. Although there can be no assurance in this regard, we believe that our common shares and each class of our preferred shares have been and will remain "regularly traded" on a domestic "established securities market" within the meaning of applicable Treasury regulations, all as discussed above; however, we can provide no assurance that our shares will continue to be "regularly traded" on a domestic "established securities market" in future taxable years. We thus anticipate this wash sale rule to apply, if at all, only to a non-U.S. shareholder that owns more than 5% of either our common shares or any class of our preferred shares. Such a non-U.S. shareholder will be treated as having made a "wash sale" of our shares if it (1) disposes of an interest in our shares during the 30 days preceding the ex-dividend date of a distribution by us that, but for such disposition, would have been treated by the non-U.S. shareholder in whole or in part as gain from the sale or exchange of a United States real property interest, and then (2) acquires or enters into a contract to acquire a substantially identical interest in our shares, either actually or constructively through a related party, during the 61-day period beginning 30 days prior to the ex-dividend date. In the event of such a wash sale, the non-U.S. shareholder will have gain from the sale or exchange of a United States real property interest in an amount equal to the portion of the distribution that, but for the wash sale, would have been a gain from the sale or exchange of a United States real property interest. As discussed above, a non-U.S. shareholder's gain from the sale or exchange of a United States real property interest can trigger increased United States taxes, such as the branch profits tax applicable to non-U.S. corporations, and increased United States tax filing requirements.

If for any taxable year we designate capital gain dividends for our shareholders, then the portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all classes of our shares.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from United States corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. You must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's United States federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. The 35% withholding tax rate discussed above on some capital gain dividends corresponds to the maximum income tax rate applicable to corporate non-U.S. shareholders but is higher than the current 15% and 25% maximum rates on capital gains generally applicable to noncorporate non-U.S. shareholders. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty. In the case of any in kind distributions of property, we or other applicable withholding agents will have to collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the non-U.S. shareholder would otherwise receive, and the non-U.S. shareholder may bear brokerage or other costs for this withholding procedure.

If our shares are not "United States real property interests" within the meaning of Section 897 of the IRC, then a non-U.S. shareholder's gain on sale of these shares (including a conversion of our series D cumulative convertible preferred shares into common shares) generally will not be subject to United States federal income taxation, except that a nonresident alien individual who was in the United States for 183 days or more during the taxable year may be subject to a 30% tax on this gain. Our shares will not constitute a United States real property interest if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares is held directly or indirectly by foreign persons. We believe that we have been and will remain a domestically controlled REIT and thus a non-U.S. shareholder's gain on sale of our shares will not be subject to United States federal income taxation. However, because our shares are publicly traded, we can provide no assurance that we have been or will remain a domestically controlled REIT. If we are not a domestically controlled REIT, a non-U.S. shareholder's gain on sale of our shares will not be subject to United States federal income taxation as a sale of a United States real property interest, if that class of shares is "regularly traded," as defined by applicable Treasury regulations, on an established securities market like the NYSE, and the non-U.S. shareholder has at all times during the preceding five years owned 5% or less by value of that class of shares. In this regard, because the shares of others may be redeemed, and in the case of the series D cumulative convertible preferred shares, are convertible, a non-U.S. shareholder's percentage interest in a class of our shares may increase even if it acquires no additional shares in that class. If the gain on the sale of our shares were subject to United States federal income taxation, the non-U.S. shareholder will generally be subject to the same treatment as a U.S. shareholder with respect to its gain, will be required to file a United States federal income tax return reporting that gain, and a corporate non-U.S. shareholder might owe branch profits tax under Section 884 of the IRC. A purchaser of our shares from a non-U.S. shareholder will not be required to withhold on the purchase price if the purchased shares are regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, a purchaser of our shares from a non-U.S. shareholder may be required to withhold 10% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Backup Withholding and Information Reporting

Information reporting and backup withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. The backup withholding rate is currently 28% and is scheduled to increase to 31% after 2010. Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the REIT shareholder's federal income tax liability. In the case of any in kind distributions of property by us to a shareholder, we or other applicable withholding agents will have to collect any applicable backup withholding by reducing to cash for remittance to the IRS a sufficient portion of the property that our shareholder would otherwise receive, and the shareholder may bear brokerage or other costs for this withholding procedure.

A U.S. shareholder will be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number; and
- certifies that the U.S. shareholder is exempt from backup withholding because it is a corporation or comes within another exempt category, it has not been notified by the IRS that it is subject to backup withholding, or it has been notified by the IRS that it is no longer subject to backup withholding.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number on the IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the REIT or other withholding agent may have to withhold a portion of any distributions or proceeds paid to it. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it is a corporation or comes within another exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares may be subject to backup withholding, unless the non-U.S. shareholder properly certifies its non-U.S. shareholder status on an IRS Form W-8 or substantially similar form in the manner described above. Similarly, information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies its non-U.S. shareholder status on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

Other Tax Consequences

Our tax treatment and that of our shareholders may be modified by legislative, judicial, or administrative actions at any time, which actions may be retroactive in effect. The rules dealing with federal income taxation are constantly under review by the Congress, the IRS and the Treasury Department, and statutory changes, new regulations, revisions to existing regulations, and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

Fiduciaries of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, must consider whether:

- their investment in our shares satisfies the diversification requirements of ERISA;
- the investment is prudent in light of possible limitations on the marketability of our shares;
- they have authority to acquire our shares under the applicable governing instrument and Title I of ERISA; and
- the investment is otherwise consistent with their fiduciary responsibilities.

Trustees and other fiduciaries of an ERISA plan may incur personal liability for any loss suffered by the plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the plan on account of a violation. Fiduciaries of any IRA, Roth IRA, Keogh Plan or other qualified retirement plan not subject to Title I of ERISA, referred to as "non-ERISA plans," should consider that a plan may only make investments that are authorized by the appropriate governing instrument.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to a plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that the investment is appropriate for plans generally or any particular plan.

Prohibited Transactions

Fiduciaries of ERISA plans and persons making the investment decision for an IRA or other non-ERISA plan should consider the application of the prohibited transaction provisions of ERISA and the IRC in making their investment decision. Sales and other transactions between an ERISA or non-ERISA plan, and persons related to it, are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of an ERISA plan or non-ERISA plan may cause a wide range of other persons to be treated as disqualified persons or parties in interest with respect to it. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of ERISA plans, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest with respect to the plan. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA or Roth IRA is maintained or his beneficiary, the IRA or Roth IRA may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a prohibited transaction.

"Plan Assets" Considerations

The Department of Labor, which has administrative responsibility over ERISA plans as well as non-ERISA plans, has issued a regulation defining "plan assets." The regulation generally provides that when an ERISA or non-ERISA plan acquires a security that is an equity interest in an entity and that security is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA plan's or non-ERISA plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

Each class of our shares (that is, our common shares and any class of preferred shares that we have issued or may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. Our common shares and our preferred shares have been widely held and we expect our common shares and our preferred shares to continue to be widely held. We expect the same to be true of any additional class of preferred stock that we may issue, but we can give no assurance in that regard.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment which would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;
- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer which are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;
- any administrative procedure which establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and
- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust and bylaws on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that there exist no other facts or circumstances limiting the transferability of our shares which are not included among those enumerated as not affecting their free transferability under the regulation, and we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer which would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist which restrict transferability of these shares, we have received an opinion of our counsel, Sullivan & Worcester LLP, that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of the shares under our declaration of trust and bylaws and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA plan or non-ERISA plan that invests in our shares.

Item 1A. Risk Factors

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks occurs, our business, financial condition or results of operations could suffer and the trading price of our debt or equity securities could decline. Investors and prospective investors should consider the following risks and the information contained under the heading "Warning Concerning Forward Looking Statements" before deciding whether to invest in our securities.

The financial markets are currently in a period of disruption and recession, and we do not expect these conditions to improve in the near future.

The financial markets are currently experiencing very difficult conditions and volatility. These market conditions have resulted in a decrease in availability of corporate credit and have led to the insolvency, closure or acquisition of a number of financial institutions. A continued recession or a depression could adversely affect the financial condition and results of operations of our tenants, which would impact the ability of our tenants to pay rent to us.

We may be unable to access the capital necessary to repay our debts or to grow.

To retain our status as a REIT, we are required to distribute at least 90% of our taxable income to shareholders and we generally cannot retain sufficient income from operations to repay our debts, to invest in our properties or fund our acquisitions. Accordingly, our business and growth strategies depend, in part, upon our ability to raise additional capital at reasonable costs to repay our debts and to fund new investments. We believe we will be able to raise additional debt and equity capital at reasonable costs to refinance our debts at or prior to their maturities, to maintain our properties and to invest at yields that exceed our cost of capital. However, at present there is a significant contraction in financial liquidity globally. In these circumstances, our ability to raise reasonably priced capital is not assured; we may be unable to raise reasonably priced capital because of reasons related to our business or for reasons beyond our control, such as market conditions. Our business and growth strategy is not assured and may fail.

If the current recession continues or worsens, the occupancy and rents at our properties may decline.

The U.S. economy is currently in recession. There are several indications that general economic conditions may continue to worsen before they begin to improve. We do not know when economic conditions will improve. If the current recession worsens or continues for a prolonged period the demand to lease commercial and industrial space will decline. Reductions in tenant demand to lease space are likely to result in reduced occupancy and rents at our properties. Many of our operating costs, such as utilities, real estate taxes, insurance, certain management fees, etc. are fixed. If our rents decline our income and cash flow available for distribution will decline and we may become unable to maintain our current rate of distributions to shareholders.

We are currently dependent upon economic conditions in our five core markets: Metro Philadelphia, Pennsylvania; Oahu, Hawaii; Metro Washington, DC; Metro Boston, Massachusetts and Southern California.

Approximately 42% of our revenues in fiscal year 2008 were derived from properties located in our five core markets: Metro Philadelphia, PA; Oahu, HI; Metro Washington, DC; Metro Boston, MA and Southern California. A downturn in economic conditions in these markets could result in reduced demand from tenants for our properties. A significant economic downturn in one or more of these areas could adversely affect our results of operations.

We face significant competition.

All of our properties face competition for tenants. Some competing properties may be newer, better located and more attractive to tenants. Many competing properties may have lower occupancy than our properties, which may result in their owners being willing to lease available space at lower prices than we offer space for rent at our properties. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge.

In addition, we face competition for acquisition opportunities from other investors and this competition may subject us to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including publicly traded and private REITs, private investment funds and others; and
- competition from other real estate investors may significantly increase the purchase price we must pay to acquire properties.

Increasing interest rates may adversely affect us and the value of your investment in our shares.

On December 31, 2008, we had approximately $401 million of debt outstanding at variable interest rates. If interest rates increase, so will our interest costs, which could adversely affect our cash flow and our ability to pay principal and interest on our debt, our cost to refinance existing debt when it becomes due and our ability to pay distributions to you. In addition, an increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby limiting our ability to sell properties to raise capital or realize gains or obtain mortgage financing secured by our properties. We pay regular distributions to our common and preferred shareholders; when interest rates available to investors rise, the market prices of dividend paying securities often decline. Accordingly, if interest rates rise, the market price of your ownership of our shares may decline.

Changes in the government's requirements for leased space may adversely affect us.

Approximately 14% of our total rents pursuant to signed leases as of December 31, 2008 come from government tenants. If the proposed sale of securities by our subsidiary, GOV, is completed on currently proposed terms, approximately 10% of our pro forma total rents received in 2008 would be directly or indirectly from governments, including rents from properties which we continue to own and our 49.9% indirect ownership of GOV. Many of our leases with government agencies allow the tenants to vacate the leased premises before the stated term expires with little or no liability. Historically, our government tenants have only rarely exercised lease termination rights and have regularly renewed leases. Nonetheless, for fiscal policy reasons, security concerns or otherwise some or all of our government tenants may decide to vacate our properties. If a significant number of such terminations occur, our income and cash flow may materially decline and our ability to pay regular distributions to shareholders may be jeopardized.

Ownership limitations and anti-takeover provisions in our declaration of trust, bylaws and rights agreement, as well as certain provisions of Maryland law, may prevent you from receiving a takeover premium for your shares or prevent you from implementing beneficial changes.

Our declaration of trust or bylaws prohibit any shareholder, other than RMR and its affiliates, from owning more than 9.8% of any class or series of our outstanding shares. This provision of the declaration of trust is intended to assist with our REIT compliance under the IRC. However, this provision will also inhibit acquisitions of a significant stake in us and may prevent a change in our control. Additionally, many provisions contained in our declaration of trust and bylaws and under

Maryland law may further deter persons from attempting to acquire control of us and implement changes, including, for example, provisions relating to:

- the division of our trustees into three classes; with the term of one class expiring each year, which could delay a change in our control;
- required qualifications needed for an individual to serve as a trustee and a requirement that certain of our trustees be "managing trustees" and other trustees be "independent trustees";
- limitations on the ability of shareholders to propose nominees for election as trustees and propose other business before a meeting of shareholders;
- the two-thirds shareholder vote required for removal of trustees;
- the authority of our board of trustees, and not our shareholders, to adopt, amend or repeal our bylaws;
- the fact that only the chief executive officer, a majority of the independent trustees, the board of trustees or the holders of a majority of our shares entitled to vote at such meeting may call shareholder meetings; and
- the authority of our board of trustees to adopt certain amendments or supplements to our declaration of trust without shareholder approval, including the authority to increase or decrease the number of authorized shares, to create new classes or series of certain shares (including a class or series of shares that could delay or prevent a transaction or a change in our control that might involve a premium for our shares or otherwise be in the best interests of our shareholders), to increase or decrease the number of shares of any class, and to classify or reclassify any unissued preferred shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of our preferred shares or any new class of preferred shares created by our board of trustees.

We have a rights agreement whereby, in the event a person or group of persons acquires 10% or more of our outstanding common shares, our shareholders, other than such person or group, will be entitled to purchase additional shares or other securities or property at a discount. In addition, certain provisions of Maryland law may have an anti-takeover effect. For all of these reasons, our shareholders may be unable to realize a change of control premium for shares they own.

The loss of our tax status as a REIT or tax authority challenges could have significant adverse consequences to us and reduce the market price of our securities.

As a REIT, we generally do not pay federal and state income taxes. However, our continued qualification as a REIT is dependent upon our compliance with complex provisions of the IRC, for which there are available only limited judicial or administrative interpretations. We believe we have operated, and are operating, as a REIT in compliance with the IRC. However, we cannot assure that, upon review or audit, the IRS will agree with this conclusion. If we cease to be a REIT, we would violate a covenant in our credit facility, our ability to raise capital would be adversely affected, we may be subject to material amounts of federal and state income taxes and the value of our securities would likely decline.

Acquisitions that we make may not be successful.

Our business strategy contemplates additional acquisitions. We cannot assure you that acquisitions we make will prove to be successful. We might encounter unanticipated difficulties and expenditures relating to any acquired properties. Newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. We might never realize the anticipated benefits of our acquisitions.

Real estate ownership creates risks and liabilities.

Our business is subject to risks associated with real estate ownership, including:

- increased supply of similar properties in our markets;
- property and casualty losses, some of which may be uninsured;
- defaults and bankruptcies by our tenants;
- the illiquid nature of real estate markets which limits our ability to sell our assets rapidly to respond to changing market conditions;
- leases which are not renewed at expiration or for property which may be relet at lower rents;
- costs that may be incurred relating to maintenance and repair, and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act;
- asbestos related liabilities and costs of containment or removal; and
- other environmental hazards at our properties for which we may be liable, including those created by prior owners or occupants, existing tenants, adjacent land or other parties.

Our business dealings with our managing trustees and related persons may create conflicts of interest.

We have no employees. Personnel and services which we require are provided to us under contract by RMR. RMR is authorized to follow broad operating and investment guidelines and, therefore, has great latitude in determining the types of properties that are proper investments for us, as well as the individual investment decisions. Our board of trustees periodically reviews our operating and investment guidelines and our properties but does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our board of trustees relies primarily on information provided to it by RMR. RMR is beneficially owned by our managing trustees, Barry Portnoy and Adam Portnoy. Barry Portnoy is Chairman and Adam Portnoy is President, Chief Executive Officer and a director of RMR. All of the members of our board of trustees, including our independent trustees, are members of one or more boards of trustees or directors of various companies to which RMR provides management services. All of our executive officers are also executive officers of RMR. The foregoing individuals may hold equity in or positions with other companies to which RMR provides management services. Such equity ownership and positions by our trustees and officers could create, or appear to create, conflicts of interest with respect to matters involving us, RMR and its affiliates. We cannot assure you that the provisions in our declaration of trust or bylaws adequately address potential conflicts of interest or that such actual or potential conflicts of interest will be resolved in our favor.

We pay RMR fees based in part upon the historical cost of our investments, the gross rents we collect from tenants and the costs of construction we incur at our properties which are supervised by RMR, plus an incentive fee based upon increases in our funds from operations (as defined in our business management agreement). Our fee arrangements with RMR could encourage RMR to advocate acquisitions of properties and discourage sales of properties by us or to undertake unnecessary construction activities. RMR also acts as the manager for two other publicly traded REITs: Senior Housing, which owns senior living and healthcare properties; and Hospitality Properties, which owns hotels and travel centers. RMR also provides management services to other public and private companies, including: Five Star Quality Care, Inc., or Five Star, which operates senior living communities, including independent living and congregate care communities, assisted living communities, nursing homes and hospitals; and TravelCenters of America LLC, or TravelCenters, which operates and franchises travel centers. During 2008 we entered agreements to sell certain medical office buildings to Senior Housing. If and when our subsidiary, GOV, becomes majority owned by public investors, we expect GOV to enter into management agreements with RMR. These multiple responsibilities to public companies and other businesses could create competition for the time and efforts of RMR and Messrs. Barry Portnoy and Adam Portnoy. A termination of our business management agreement with RMR is a default under our revolving credit facility unless approved by a majority of our lenders. The quality and depth of management available to us by contracting with RMR may not be able to be duplicated by our being a self managed company or by our contracting with unrelated third parties, without considerable cost increases. For these reasons, our business management and property management agreements with RMR may discourage a change of control of us, including a change of control which might result in payment of a premium for your securities.

In the past, in particular following periods of volatility in the overall market and the market price of a company's securities, shareholder litigation, dissident trustee nominations and dissident proposals have often been instituted against companies alleging conflicts of interest in business dealings with trustees, related persons and entities. Our relationship with RMR, with Messrs. Barry Portnoy and Adam Portnoy and with RMR affiliates may precipitate such activities. These activities, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We have substantial debt obligations and may incur additional debt.

At December 31, 2008, we had $2.9 billion in debt outstanding, which was approximately 50% of our total book capitalization. Our note indenture and revolving credit facility permit us and our subsidiaries to incur additional debt, including secured debt. If we default in paying any debts or honoring our debt covenants, it may create one or more cross-defaults, these debts may be accelerated and we could be forced to liquidate our assets for less than the values we would receive in a more orderly process.

Any notes we may issue will be effectively subordinated to the debts of our subsidiaries and to our secured debt.

We conduct substantially all of our business through, and substantially all of our properties are owned by, subsidiaries. Consequently, our ability to pay debt service on our outstanding notes and any notes we issue in the future will be dependent upon the cash flow of our subsidiaries and payments by those subsidiaries to us as dividends or otherwise. Our subsidiaries are separate legal entities and may have their own liabilities. Payments due on our outstanding notes, and any notes we may issue, are, or will be, effectively subordinated to liabilities of our subsidiaries, including guaranty liabilities. Substantially all of our subsidiaries have guaranteed our revolving credit facility; none of our subsidiaries guaranty our outstanding notes. In addition, at December 31, 2008, our subsidiaries had $447.7 million of secured debt. Our outstanding notes are, and any notes we may issue will be, also effectively subordinated to our secured debt.

Our notes may permit redemption before maturity, and our noteholders may be unable to reinvest proceeds at the same or a higher rate.

The terms of our notes may permit us to redeem all or a portion of our outstanding notes or notes we may issue in the future after a certain amount of time. Generally, the redemption price will equal the principal amount being redeemed, plus accrued interest to the redemption date, plus any applicable premium. If a redemption occurs, our noteholders may be unable to reinvest the money they receive from the redemption at a rate that is equal to or higher than the rate of return we previously paid on the redeemed notes.

There may be no public market for notes we may issue and one may not develop.

Generally, any notes we may issue will be a new issue for which no trading market exists. We may not list our notes on any securities exchange or seek approval for quotation through any automated quotation system. We can give no assurance that an active trading market for any of our notes will exist in the future. Even if a market does develop, the liquidity of the trading market for any of our notes and the market price quoted for any such notes may be adversely affected by changes in the overall market for fixed income securities, by changes in our financial performance or prospects, or by changes in the prospects for REITs or for the real estate industry generally.

Conversion of our series D preferred shares will dilute the ownership interests of existing shareholders.

The conversion of some or all of our series D preferred shares, including a conversion upon exercise of a "fundamental change" (as such term is defined in the applicable articles supplementary) will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the series D preferred shares may encourage short selling by market participants because the conversion of the series D preferred shares could depress the price of our common shares or for other reasons.

We may change our operational and investment policies without shareholder approval.

Our board of trustees determines our operational and investment policies and may amend or revise our policies, including our policies with respect to our intention to qualify for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Policy changes could adversely affect market value of our common and preferred shares and our ability to make distributions to you.

We are dependent upon RMR to manage our business and implement our growth strategy.

Our ability to achieve our business objectives depends on RMR and its ability to manage our properties, source and complete new acquisitions for us on favorable terms and to execute our financing strategy on favorable terms. Because we are externally managed, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming a self managed company or by hiring another manager. Also, in the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the management fees we pay RMR, and as a result our earnings and cash flows may decline.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited.

Our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust requires us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. We have similar obligations under individual indemnification agreements with each of our trustees and executive officers. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our shareholders may have more limited rights against our present and former trustees and officers than might otherwise exist absent the current provisions in our declaration of trust or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Provisions in RMR's management agreements with us and with other entities managed by RMR and in transaction agreements between us and certain of those entities may restrict our investing activities and create conflicts of interest.

RMR's management agreements with us and with other entities managed by RMR, in effect, restrict our ability to make investments in properties that are within the investment focus of another business now or in the future managed by RMR. RMR will have discretion to determine whether a particular investment opportunity is within our investment focus or that of another business managed by RMR. In addition, our transaction agreement with Senior Housing has, and we expect the transaction agreement which we may enter into with GOV if its offering occurs to have, restrictions on our right to make investments in properties that are within the investment focus of the other business. As a result of these contractual provisions, we have limited ability to invest in properties that are within the investment focus of other businesses managed by RMR. These agreements do not restrict our ability, or the ability of other businesses managed by RMR, to lease owned properties to any particular tenant and, as a result, we may compete with other businesses managed by RMR for tenants. Our management agreements afford RMR discretion to determine which leasing opportunities to present to us or to other businesses managed by RMR. Accordingly, we may compete with other businesses managed by RMR for investments in properties that are not within the investment focus of us or another business managed by RMR and for tenants. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor.

There is no assurance that we will make distributions in the future.

We intend to continue to pay quarterly distributions to our shareholders. However, our ability to pay distributions may be adversely affected by the risks described herein, including the current U.S. recession and constraints in the U.S. capital markets and their impact on our business. Our payment of distributions is subject to compliance with restrictions contained in our revolving credit facility and our debt indenture. All our distributions are made at the discretion of our board of trustees and the timing and amount of our future distributions will depend upon our earnings, our cash flows, our anticipated cash flows, our financial condition, maintenance of our REIT tax status, our ability to access capital and such other factors as our board of trustees may deem relevant from time to time. Recent IRS rulings have expanded the ability of REITs to pay distributions in shares. There are no assurances of our ability to pay distributions or regarding the form of distributions in the future. In addition, our distributions in the past have included, and may in the future include, a return of capital.

Rating agency downgrades may increase our cost of capital.

Both our senior notes and our preferred stock are rated by Moody's Investors' Service and Standard & Poor's Ratings Services. These rating agencies may elect to downgrade their ratings on our senior notes and our preferred stock at any time. Such downgrades may negatively affect our access to the capital markets and increase our cost of capital.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

General. At December 31, 2008, we had real estate investments totaling approximately $6.2 billion in 537 properties, excluding properties classified as held for sale, that were leased to over 2,100 tenants. Our properties are located in both central business district, or CBD, and suburban areas. We have concentrations of properties in five major geographic segments: Metro Philadelphia, PA; Oahu, HI; Metro Washington, DC; Metro Boston, MA and Southern California. For further information by geographic segment, see footnote 10 of the notes to our consolidated financial statements included in this Annual Report on Form 10-K.

The states in which we owned real estate at December 31, 2008, excluding properties held for sale, were as follows (dollars in thousands):

Location	Number of Properties	Investment Amount (1)	Net Book Value (1)	Rent (2)
Alabama	2	$ 34,916	$ 33,627	$ 4,166
Arizona	10	126,355	102,413	21,314
Arkansas	1	11,876	11,412	—
California	44	392,802	323,142	57,973
Colorado	10	136,565	113,655	21,515
Connecticut	19	153,818	141,133	19,212
Delaware	2	69,817	53,836	5,790
District of Columbia	3	196,195	147,293	29,347
Florida	2	46,729	46,208	7,422
Georgia	49	310,209	282,964	44,903
Hawaii	57	645,135	640,362	68,157
Illinois	7	141,712	132,753	20,190
Indiana	4	95,124	87,903	13,672
Iowa	2	21,477	21,063	2,163
Kansas	42	125,326	122,162	20,777
Kentucky	1	11,980	10,563	1,717
Maryland	13	381,055	316,243	56,411
Massachusetts	18	320,882	269,494	49,509
Michigan	18	66,342	58,691	12,622
Minnesota	15	147,317	114,367	18,075
Missouri	9	67,078	60,756	11,571
New Hampshire	1	22,170	17,367	2,501
New Jersey	4	34,097	25,797	4,507
New Mexico	16	118,163	99,303	19,683
New York	50	393,862	341,097	57,621
North Carolina	1	9,432	9,126	848
Ohio	22	190,129	179,192	29,225
Oklahoma	1	25,393	19,093	1,649
Pennsylvania	36	1,075,286	866,247	155,528
South Carolina	15	93,143	88,461	11,978
Tennessee	4	75,718	66,307	10,035
Texas	29	427,760	339,234	52,684
Virginia	8	106,899	86,986	15,737
Washington	18	84,052	72,839	12,769
West Virginia	1	5,080	3,798	1,014
Wisconsin	2	67,400	66,072	10,943
Wyoming	1	10,963	8,340	1,459
Total real estate	537	$6,242,257	$5,379,299	$874,687

(1) Excludes purchase price allocations for acquired real estate leases and properties classified as held for sale.

(2) Rent is pursuant to signed leases as of December 31, 2008, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization. Excludes properties classified in discontinued operations.

At December 31, 2008, 28 properties with an aggregate cost of $881.5 million were encumbered by mortgage notes payable totaling $447.7 million.

Item 3. Legal Proceedings

In the ordinary course of business we are involved in litigation incidental to our business; however, we are not aware of any pending legal proceeding affecting us or any of our properties for which we might become liable or the outcome of which we expect to have a material impact on us.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on the NYSE (symbol: HRP). The following table sets forth for the periods indicated the high and low sale prices for our common shares as reported by the NYSE composite transactions reports:

	High	Low
2007		
First Quarter	$13.67	$12.04
Second Quarter	12.72	10.13
Third Quarter	10.90	9.06
Fourth Quarter	10.49	7.40
2008		
First Quarter	$ 8.56	$ 6.58
Second Quarter	8.00	6.75
Third Quarter	8.33	6.43
Fourth Quarter	6.98	1.57

The closing price of our common shares on the NYSE on February 25, 2009, was $3.66 per share.

As of February 25, 2009, there were 2,774 shareholders of record, and we estimate that as of such date there were in excess of 84,000 beneficial owners of our common shares.

Information about distributions paid to common shareholders is summarized in the table below. Common share distributions are generally paid in the quarter following the quarter to which they relate.

	Cash Distributions Per Common Share	
	2007	2008
First Quarter	$0.21	$0.21
Second Quarter	0.21	0.21
Third Quarter	0.21	0.21
Fourth Quarter	0.21	0.21
Total	$0.84	$0.84

All common share distributions shown in the table above have been paid. In January 2009 we announced a new quarterly common share dividend rate of $0.12 per share ($0.48 per share per year). We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our board of trustees and depend on our earnings, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our board of trustees deems relevant. Therefore, there can be no assurance that we will continue to pay distributions in the future or that the amount of any distributions we do pay will not decrease.

Issuances of unregistered shares during the fourth quarter were as follows: On December 11, 2008, pursuant to our incentive share award plan, certain employees of our manager, RMR, received grants totaling 36,000 common shares of beneficial interest, par value $0.01 per share, valued at $2.44 per share, the closing price of our common shares on the NYSE on that day. These grants were made pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

In January 2009, we announced that our board of trustees authorized a common share repurchase program for up to $100 million from time to time during the following 12 months. During January through February 25, 2009, we repurchased 3,300,000 of our common shares for $11.8 million, including transaction costs, using cash on hand.

Item 6. Selected Financial Data

The following table sets forth selected financial data for the periods and dates indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K. Amounts are in thousands, except per share data.

	Year Ended December 31,				
Income Statement Data	**2008**	**2007**	**2006**	**2005**	**2004**
Total revenues	$835,540	$783,266	$744,008	$655,315	$554,248
Income from continuing operations	83,306	94,320	221,910	127,213	138,942
Net income (1)	244,645	124,255	250,580	164,984	162,829
Net income available for common shareholders (2)	193,977	59,453	198,974	118,984	116,829
Common distributions declared	190,302	136,239	220,481	172,065	147,156
Weighted average common shares outstanding—basic	226,468	214,361	209,965	197,831	176,157
Weighted average common shares outstanding—diluted	255,661	243,554	216,524	197,831	176,157
Earnings per common share:					
Income from continuing operations available for common shareholders—basic and diluted	$ 0.14	$ 0.14	$ 0.81	$ 0.41	$ 0.53
Net income available for common shareholders—basic (2)	0.86	0.28	0.95	0.60	0.66
Net income available for common shareholders—diluted (2)	0.86	0.28	0.94	0.60	0.66
Common distributions declared	0.84	0.63	1.05	0.84	0.83

	December 31,				
Balance Sheet Data	**2008**	**2007**	**2006**	**2005**	**2004**
Real estate properties (3)	$6,242,257	$6,156,294	$5,762,273	$5,224,574	$4,659,098
Equity investments	—	—	—	194,297	207,804
Total assets	6,016,099	5,859,332	5,575,949	5,327,167	4,813,330
Total indebtedness, net	2,889,918	2,774,160	2,397,231	2,520,156	2,355,031
Total shareholders' equity	2,921,112	2,902,883	2,950,768	2,645,486	2,307,194

(1) Changes in net income include income from property acquisitions during all periods presented; gains of $137.2 million recognized in 2008 from the sale of properties, gains of $116.3 million recognized in 2006 from the sale of all 7.7 million Senior Housing common shares and 4.0 million Hospitality Properties common shares we owned; gains of $11.8 million recognized in 2005 from equity transactions of equity investments and the sale of 950,000 of our Senior Housing common shares and gains of $30.0 million recognized in 2004 from equity transactions of equity investments and the sale of 4.1 million of our Senior Housing common shares.

(2) Net income available for common shareholders is net income reduced by preferred distributions and the excess redemption price paid over the carrying value of preferred shares.

(3) Excludes value of acquired real estate leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K.

OVERVIEW

We primarily own office and industrial buildings located throughout the United States. We also own approximately 17 million square feet of leased industrial and commercial lands located in Oahu, Hawaii.

Property Operations

As of December 31, 2008, 90.4% of our total square feet was leased, compared to 92.7% leased as of December 31, 2007. These results reflect a 2.2 percentage point decrease in occupancy at properties we owned continuously since January 1, 2007. Occupancy data for 2008 and 2007 is as follows (square feet in thousands):

	All Properties(1)		Comparable Properties(2)	
	As of the Year Ended December 31,		As of the Year Ended December 31,	
	2008	2007	2008	2007
Total properties	537	486	452	452
Total square feet	66,872	62,198	57,423	57,423
Percent leased(3)	90.4%	92.7%	90.2%	92.4%

(1) Excludes properties sold or under contract for sale as of December 31, 2008.

(2) Based on properties owned continuously since January 1, 2007, and excludes properties sold or under contract for sale as of December 31, 2008.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

During the year ended December 31, 2008, we signed new leases for 1.3 million square feet and lease renewals for 3.1 million square feet, at weighted average rental rates that were 9% above rents previously charged for the same space. Average lease terms for leases signed during 2008 were 5.6 years. Commitments for tenant improvement and leasing costs for leases signed during 2008 totaled $41.2 million, or $9.52 per square foot (approximately $1.70/sq. ft. per year of the lease term).

During the past twelve months, leasing market conditions in the majority of our markets have continued to weaken. The pace of new leasing activity and the leasing of currently vacant space within our portfolio has slowed and completion of newly constructed office properties in certain markets has increased, causing our occupancy to decline. Required landlord funded tenant build outs and leasing commissions payable to tenant brokers for new leases and lease renewals have generally remained unchanged over the past twelve months, but started to increase in certain markets during the second half of 2008. These build out costs and leasing commissions are generally amortized as a reduction of our income during the terms of the affected leases. Also, some tenants and prospective tenants have demonstrated reluctance to enter lease renewals or new leases for extended terms. We believe that some decreases in occupancy and effective rents may further reduce the financial results at some of our currently owned properties. However, there are too many variables for us to reasonably project what the financial impact of market conditions will be on our results for future periods.

Approximately 18.6% of our leased square feet and 20.9% of our rents are included in leases scheduled to expire through December 31, 2010. Lease renewals and rental rates at which available space may be relet in the future will depend on prevailing market conditions at that time. Lease expirations by year, as of December 31, 2008, are as follows (square feet and dollars in thousands):

Year	Square Feet Expiring (1)	% of Square Feet Expiring	Annualized Rental Income Expiring (2)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2009	4,513	7.5%	$ 80,766	9.2%	9.2%
2010	6,697	11.1%	102,567	11.7%	20.9%
2011	6,115	10.1%	106,497	12.2%	33.1%
2012	5,627	9.3%	109,112	12.5%	45.6%
2013	5,657	9.3%	99,134	11.3%	56.9%
2014	3,205	5.3%	56,797	6.5%	63.4%
2015	3,806	6.3%	69,753	8.0%	71.4%
2016	2,739	4.5%	45,420	5.2%	76.6%
2017	2,103	3.5%	43,530	5.0%	81.6%
2018	1,735	2.9%	31,287	3.6%	85.2%
2019 and thereafter	18,262	30.2%	129,824	14.8%	100.0%
	60,459	100.0%	$874,687	100.0%	
Weighted average remaining lease term (in years):	8.2		5.9		

(1) Square feet is pursuant to signed leases as of December 31, 2008, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. Excludes properties classified in discontinued operations.

(2) Rents are pursuant to signed leases as of December 31, 2008, plus expense reimbursements; includes some triple net lease rents and excludes lease value amortization. Excludes properties classified in discontinued operations.

Our principal source of funds for our operations is rents from tenants at our properties. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. As of December 31, 2008, tenants responsible for 1% or more of our total rent were as follows (square feet in thousands):

Tenant	Square Feet(1)	% of Total Square Feet (1)	% of Rent (2)	Expiration
1. U. S. Government	4,650	7.7%	12.5%	2009 to 2024
2. GlaxoSmithKline plc	608	1.0%	1.7%	2013
3. PNC Financial Services Group	460	0.8%	1.3%	2011, 2021
4. Jones Day	407	0.7%	1.3%	2012, 2019
5. Wells Fargo Bank	393	0.7%	1.2%	2009 to 2017
6. Flextronics International Ltd.	894	1.5%	1.2%	2014
7. ING	410	0.7%	1.1%	2011, 2018
8. JDA Software Group, Inc.	283	0.5%	1.0%	2012
Total	8,105	13.6%	21.3%	

(1) Square feet is pursuant to signed leases as of December 31, 2008, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. Excludes properties classified in discontinued operations.

(2) Rent is pursuant to signed leases as of December 31, 2008, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization. Excludes properties classified in discontinued operations.

Investment Activities

During 2008, we acquired 54 office and industrial properties with 4,729,000 square feet of space for $473.1 million, excluding closing costs. At the time of acquisition, these properties were 93.3% leased and yielded approximately 9.9% of the aggregate gross purchase price, based on estimated annual net operating income, or NOI, which we define as property rental income less property operating expenses on the date of closing.

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing Properties Trust, or Senior Housing, for an aggregate purchase price of approximately $565.0 million. Between June and December 31, 2008, we sold 37 of these properties containing 1,545,000 square feet of space for approximately $346.8 million, excluding closing costs, and recognized gains totaling $137.2 million. In January 2009, we sold one additional property for approximately $19.3 million, excluding closing costs, and we expect the closings of the remaining 10 sales to occur in 2010. We and Senior Housing may mutually agree to accelerate the closings of these acquisitions. In addition, because a third party consent was not received, one of the agreements was amended so that one of the remaining buildings with an allocated value of $3.0 million is no longer subject to being sold; in the event that we receive third party consent we may nonetheless sell that building. In June 2008, we also agreed to sell one additional property to a third party for approximately $15 million, excluding closing costs, but this sale has not yet closed.

Our obligations to complete the uncompleted sales are subject to various conditions typical of commercial real estate purchases. We can provide no assurance that we will sell all of these buildings or that the remaining sales will be completed in 2010 or sooner. In addition, Senior Housing acquired rights of first refusal from us to purchase any of 45 additional buildings (containing approximately 4.6 million square feet of rental space) that are leased to tenants in medical related businesses which we will continue to own after these transactions. Senior Housing was formerly our subsidiary, and both we and Senior Housing are managed by Reit Management & Research LLC, or RMR. Because we and Senior Housing are both managed by RMR, the terms of these transactions were negotiated by special committees of our and Senior Housing's boards of trustees composed solely of independent trustees of each company who were not also trustees of both companies.

Financing Activities

In January 2008, we prepaid, at par, $28.6 million of 8.50% mortgage debt due in 2028, using cash on hand and borrowings under our revolving credit facility. In addition, Senior Housing assumed $4.5 million of 6.5% mortgage debt due in 2013 and $6.3 million of 7.5% mortgage debt due in 2022 when it acquired two properties from us in July 2008. In 2008, we assumed $111.4 million of secured mortgage debt in connection with property acquisitions. These mortgage debts bear interest at rates ranging from 5.76% to 7.435%, require monthly principal and interest payments and mature from 2011 to 2027.

On February 20, 2009, our wholly owned subsidiary, Government Properties Income Trust, or GOV, filed a registration statement with the Securities and Exchange Commission, or SEC, for the initial public offering of 10 million common shares of beneficial interest, or common shares. If the GOV registration statement becomes effective and the initial public offering is completed, we expect to own 49.9%, or 9,950,000 common shares of GOV after the completion of the offering (46.4% if the underwriters' over allotment option is exercised in full). We intend to transfer 29 properties, 25 of which are leased primarily to the U.S. Government and four of which are leased to the States of California, Maryland, Minnesota and South Carolina, respectively, to GOV. These properties contain approximately 3.3 million rentable square feet and are located in 14 states and the District of Columbia. GOV is currently negotiating a $250 million secured credit facility with a group of commercial banks. If GOV is successful in obtaining that credit facility, we expect that the initial proceeds of this credit facility will be distributed to us, and we expect to use these proceeds to repay amounts outstanding under our unsecured revolving credit facility or other outstanding debt. If the GOV registration statement becomes effective and the initial public offering is completed, GOV expects to use the net proceeds from the offering to reduce amounts outstanding under its secured credit facility.

In order to govern the separation of GOV from us, we intend to enter into a transaction agreement with GOV. We expect that the transaction agreement will provide that:

- the current assets and liabilities from the properties to be transferred to GOV will, as of the time of closing of the public offering of GOV's common shares, be settled between us and GOV so that we will retain all pre-closing current assets and liabilities and GOV will retain all post-closing current assets and liabilities;
- GOV will indemnify us with respect to any liability relating to any property transferred to it, including liabilities which arose before GOV's formation; and
- so long as we own in excess of 10% of GOV's outstanding shares, we and GOV engage the same manager or we and GOV have any common managing trustees, (1) we will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of properties which are majority leased to government tenants, unless a majority of GOV's independent trustees who are not also trustees of ours have determined not to make the acquisition, (2) GOV will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of office or industrial properties which are not majority leased to government tenants, unless a majority of our independent trustees who are not also trustees of GOV have determined not to make the acquisition, (3) GOV will have a right of first refusal to purchase any property owned by us that we determine to divest if the property is then majority leased to government tenants, which right of first refusal will also apply in the event of an indirect sale of any such properties resulting from a change of control of us, (4) GOV and we will cooperate to enforce the ownership limitations in our and its respective

declarations of trust as may be appropriate for each of us to qualify for and maintain REIT tax status and otherwise to promote our respective orderly governance, and (5) we and GOV will cooperate to file future tax returns, including appropriate allocations of taxable income, expenses and other tax attributes.

The above restrictions will not prohibit us from leasing our current and future properties to government tenants.

We have no present intention to sell any of our retained government leased properties or to engage in any transaction which might cause GOV's right to purchase those properties to become exercisable; however, we will have the right to change our intention regarding these properties at any time in our discretion.

As of the date of this Annual Report on Form 10-K, GOV has not received a commitment for the secured credit facility described above; its negotiations to obtain the facility on terms acceptable to GOV and us may not be successful and we expect that any commitment will be subject to various conditions. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the secured credit facility. Accordingly, there can be no assurance that the secured credit facility will be available to GOV.

In addition, GOV's registration statement for its offering of common shares is subject to review and comment by the SEC, and the offering will not occur unless, among other things, definitive documentation relating to the formation of GOV has been agreed upon, executed and delivered, the SEC has declared the registration statement to be effective, and underwriters have agreed to purchase and distribute the shares proposed to be offered by GOV. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the offering. Accordingly, there can be no assurance that the offering will occur. In such event, we intend that GOV would remain our wholly owned subsidiary. We do not currently intend to proceed with the offering of GOV's common shares described above unless GOV's secured credit facility has been obtained.

RESULTS OF OPERATIONS

Year Ended December 31, 2008, Compared to Year Ended December 31, 2007

	Year Ended December 31,			
	2008	2007	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 835,540	$ 783,266	$ 52,274	6.7%
Expenses:				
Operating expenses	347,958	315,131	32,827	10.4%
Depreciation and amortization	185,657	170,321	15,336	9.0%
General and administrative	36,812	33,711	3,101	9.2%
Total expenses	570,427	519,163	51,264	9.9%
Operating income	265,113	264,103	1,010	0.4%
Interest income	1,442	2,293	(851)	(37.1)%
Interest expense	(180,193)	(170,970)	(9,223)	(5.4)%
Loss on asset impairment	(2,283)	—	(2,283)	(100.0)%
Loss on early extinguishment of debt	—	(711)	711	100.0%
Income from continuing operations before income tax expense	84,079	94,715	(10,636)	(11.2)%
Income tax expense	(773)	(395)	(378)	(95.7)%
Income from continuing operations	83,306	94,320	(11,014)	(11.7)%
Discontinued operations:				
Income from discontinued operations	24,165	27,714	(3,549)	(12.8)%
Gain on sale of properties	137,174	2,221	134,953	(6076.2)%
Net income	244,645	124,255	120,390	96.9%
Preferred distributions	(50,668)	(60,572)	9,904	16.4%
Excess redemption price paid over carrying value of preferred shares	—	(4,230)	4,230	100.0%
Net income available for common shareholders	$ 193,977	$ 59,453	$134,524	226.3%
Weighted average common shares outstanding—basic	226,468	214,361	12,107	5.6%
Weighted average common shares outstanding—diluted	255,661	243,554	12,107	5.0%
Earnings per common share:				
Income from continuing operations available for common shareholders—basic and diluted	$ 0.14	$ 0.14	$ —	—%
Income from discontinued operations—basic and diluted	$ 0.71	$ 0.14	$ 0.57	407.1%
Net income available for common shareholders—basic and diluted	$ 0.86	$ 0.28	$ 0.58	207.1%

Rental income. Rental income increased for the year ended December 31, 2008, compared to the same period in 2007, primarily due to increases in rental income from our Other Markets and Oahu, HI segments, offset by a decrease in rental income from our Metro Boston, MA segment, as described in the segment information footnote to our consolidated financial statements. Rental income from our Other Markets segment increased $54.0 million, or 12%, primarily because of the acquisition of 54 properties during 2008 and 27 properties during 2007. Rental income from our Oahu, HI market increased by $2.2 million, or 3%, due to an increase in weighted average rental rates for new leases and lease renewals signed during 2007 and 2008. Rental income from our Metro Boston, MA market decreased $4.5 million, or 8%, primarily due to the decrease in occupancy in 2008, partially offset by rental income from three property acquisitions during 2007. Rental income includes non-cash straight line rent adjustments totaling $18.1 million in 2008 and $20.0 million in 2007 and amortization of acquired real estate leases and obligations totaling ($8.6) million in 2008 and ($9.4) million in 2007. Rental income also includes lease termination fees totaling $2.8 million in 2008 and $1.2 million in 2007.

Total expenses. The increase in total expenses primarily reflects our acquisition of properties since December 2006. The increase in depreciation and amortization expense also reflects building and tenant improvement costs incurred throughout our portfolio since December 2006.

Interest expense. The increase in interest expense in 2008 reflects an increase in average total debt outstanding which was used primarily to finance acquisitions in 2008 and 2007, partially offset by a decrease in floating interest rates.

Loss on asset impairment. The loss on asset impairment in 2008 reflects the write-off of the net book value of three industrial properties located in our Other Markets segment, that were taken out of service in December 2008.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2007 relates to the write-off of deferred financing fees associated with the repayment of $200 million of our floating rate senior notes in June 2007.

Income from continuing operations. The decrease in income from continuing operations is due primarily to the increase in depreciation and amortization expense, a decrease in occupancy and the loss on asset impairment recognized in 2008, partially offset by income from acquisitions in 2008 and 2007.

Income from discontinued operations. Income from discontinued operations reflects operating results from 37 office properties sold throughout the year ended December 31, 2008, 12 properties classified as held for sale and one office property sold in 2007.

Gain on sale of properties. Net sales proceeds and gains from the sale of 37 office properties in 2008 were $333.6 million and $137.2 million, respectively. Net sales proceeds and gains from the sale of one office property and three land parcels in 2007 were $4.4 million and $2.2 million, respectively.

Net income and net income available for common shareholders. The increase in net income and net income available for common shareholders is due primarily to the gain on sale of properties recognized in 2008 and income from acquisitions in 2008 and 2007, offset by an increase in depreciation and amortization expense, a decrease in occupancy and the loss on asset impairment recognized in 2008. Net income available for common shareholders is net income reduced by preferred distributions and the excess of the redemption price paid over the carrying value of our 8.75% series B preferred shares that we partially redeemed in November 2007.

Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

	Year Ended December 31,			
	2007	2006	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 783,266	$ 744,008	$ 39,258	5.3%
Expenses:				
Operating expenses	315,131	297,736	17,395	5.8%
Depreciation and amortization	170,321	149,072	21,249	14.3%
General and administrative	33,711	30,222	3,489	11.5%
Total expenses	519,163	477,030	42,133	8.8%
Operating income	264,103	266,978	(2,875)	(1.1)%
Interest income	2,293	2,736	(443)	(16.2)%
Interest expense	(170,970)	(165,568)	(5,402)	(3.3)%
Loss on early extinguishment of debt	(711)	(1,659)	948	57.1%
Equity in earnings of equity investments	—	3,136	(3,136)	(100.0)%
Gain on sale of equity investments	—	116,287	(116,287)	(100.0)%
Income from continuing operations before income tax expense	94,715	221,910	(127,195)	(57.3)%
Income tax expense	(395)	—	(395)	(100.0)%
Income from continuing operations	94,320	221,910	(127,590)	(57.5)%
Discontinued operations:				
Income from discontinued operations	27,714	25,753	1,961	7.6%
Gain on sale of properties	2,221	2,917	(696)	(23.9)%
Net income	124,255	250,580	(126,325)	(50.4)%
Preferred distributions	(60,572)	(44,692)	(15,880)	(35.5)%
Excess redemption price paid over carrying value of preferred shares	(4,230)	(6,914)	2,684	38.8%
Net income available for common shareholders	$ 59,453	$ 198,974	$(139,521)	(70.1)%
Weighted average common shares outstanding—basic	214,361	209,965	4,396	2.1%
Weighted average common shares outstanding—diluted	243,554	216,524	27,030	12.5%
Earnings per common share:				
Income from continuing operations available for common shareholders—basic and diluted	$ 0.14	$ 0.81	$ (0.67)	(82.7)%
Income from discontinued operations—basic and diluted	$ 0.14	$ 0.14	$ —	—%
Net income available for common shareholders—basic	$ 0.28	$ 0.95	$ (0.67)	(70.5)%
Net income available for common shareholders—diluted	$ 0.28	$ 0.94	$ (0.66)	(70.2)%

Rental income. Rental income increased for the year ended December 31, 2007, compared to the same period in 2006, primarily due to increases in rental income from our Oahu, HI, Metro Boston, MA and our Other Markets segments, as described in the segment information footnote to our consolidated financial statements. Rental income from our Oahu, HI market increased $3.6 million, or

6%, primarily due to an increase in weighted average rental rates for new leases and lease renewals signed during 2007 and 2006. Rental income from our Metro Boston, MA market increased $2.2 million, or 4%, primarily due to the acquisition of three properties in 2007. Rental income from our Other Markets segment increased $35.7 million, or 9%, primarily because of the acquisition of 90 properties since December 2005. Rental income includes non-cash straight line rent adjustments totaling $20.0 million in 2007 and $22.5 million in 2006, amortization of acquired real estate leases and obligations totaling ($9.4) million in 2007 and ($10.0) million in 2006 and lease termination fees totaling $1.2 million in 2007 and $608,000 in 2006.

Total expenses. The increase in total expenses reflects our acquisition of properties since December 2005. In addition, the increase in depreciation and amortization expense reflects building and tenant improvement costs incurred throughout our portfolio since December 2005. The increase in general and administrative expenses also reflects the reimbursement of professional fees and other costs during 2006.

Interest expense. The increase in interest expense in 2007 reflects an increase in average total debt outstanding which was used primarily to finance acquisitions in 2007 and 2006.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2007 relates to the write off of deferred financing fees associated with the repayment of $200 million of our floating rate senior notes in June 2007. The loss on early extinguishment of debt in 2006 relates to the write off of deferred financing fees associated with the repayment of our $350 million term loan in March 2006.

Equity in earnings of equity investments. The decrease in equity in earnings of equity investments in 2007 reflects our sale of all 7.7 million common shares we owned in Senior Housing and all 4.0 million common shares we owned in Hospitality Properties Trust, or Hospitality Properties, in March 2006.

Gain on sale of equity investments. In March 2006 we sold all of the common shares we owned in Senior Housing and Hospitality Properties for aggregate net proceeds of $308.3 million and gains of $116.3 million.

Income from continuing operations. The decrease in income from continuing operations is due primarily to the gain we recognized in 2006 on the sale of the common shares we owned in Senior Housing and Hospitality Properties.

Income from discontinued operations. The 2007 and 2006 income from discontinued operations includes operating results from 37 office properties sold in 2008, 12 office properties classified as held for sale as of December 31, 2008, one office property sold in 2007 and five office properties sold in 2006. The increase in income from discontinued operations reflects rent increases at certain properties during 2007 and 2006, plus the reduction in operating expenses from four vacant properties sold during 2006.

Gain on sale of properties. Net sales proceeds and gains from the sale of one office property and three land parcels in 2007 were $4.4 million and $2.2 million, respectively. Net sales proceeds and gains from the sale of five office properties in 2006 were $10.6 million and $2.9 million, respectively.

Net income and net income available for common shareholders. The decrease in net income and net income available for common shareholders is due primarily to the sale of Senior Housing and Hospitality Properties common shares in 2006. Net income available for common shareholders is net income reduced by preferred distributions and the excess of the redemption price paid over the carrying value of our 8.75% series B preferred shares that we partially redeemed in November 2007 and our 9.875% series A preferred shares that we redeemed in March 2006. The increase in preferred distributions reflects the issuance of our series D preferred shares in October 2006, which are convertible into 29.2 million common shares.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal source of funds to meet operating expenses and pay planned distributions on our common and preferred shares is rental income from our properties. This flow of funds has historically been sufficient to pay operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future. Our future cash flows from operating activities will depend primarily upon our ability to:

- maintain the occupancy of and the current rent rates at our properties;
- control operating cost increases at our properties; and
- purchase additional properties which produce positive cash flows from operations.

We believe that present leasing market conditions in the majority of areas where our properties are located may result in decreases in occupancies and effective rents, or gross rents less amortization of landlord funded tenant improvements and leasing costs. The continued volatility in energy costs may cause our future operating costs to fluctuate; however, the impact of these fluctuations is expected to be partially offset by the pass-through of operating costs to our tenants pursuant to lease terms. We generally do not purchase turnaround properties or properties which do not generate positive cash flows. Our future purchases of properties which generate positive cash flows can not be accurately projected because such purchases depend upon available opportunities which come to our attention.

On January 9, 2009, we announced a new quarterly common share dividend rate of $0.12 per share ($0.48 per share per year), which was paid on February 23, 2009, to shareholders of record on January 20, 2009.

Cash flows provided by (used in) operating, investing and financing activities were $298.4 million, ($82.8) million and ($220.0) million, respectively, for the year ended December 31, 2008, and $271.6 million, ($419.1) million and $150.7 million, respectively, for the year ended December 31, 2007. Changes in all three categories between 2008 and 2007 are primarily related to property acquisitions and sales in 2008 and 2007, and repayments and issuances of debt obligations.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and our desire or need to make distributions or pay operating or capital expenses, we maintain an unsecured revolving credit facility with a group of institutional lenders. At December 31, 2008, there was $201 million outstanding and $549 million available under our revolving credit facility, and we had cash and cash equivalents of $15.5 million. In January 2009, our board of trustees authorized a common share repurchase program for up to $100 million, from time to time during the following 12 months. As of February 25, 2009, we repurchased 3,300,000 of our common shares for $11.8 million, including transaction costs, using cash on hand. We expect to use cash balances, borrowings under our credit facility, proceeds from the sale of properties and net proceeds of offerings of equity or debt securities to fund our share repurchase program and continuing operations and future property acquisitions.

Our outstanding debt maturities and weighted average interest rates as of December 31, 2008, were as follows (dollars in thousands):

Year	Scheduled Principal Payments During Period				
	Secured Fixed Rate Debt	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total (1)	Weighted Average Interest Rate
2009	$ 9,022	$ —	$ —	$ 9,022	6.7%
2010	9,507	201,000	50,000	260,507	2.7%
2011	260,302	200,000	—	460,302	5.0%
2012	32,335	—	200,000	232,335	7.0%
2013	5,080	—	200,000	205,080	6.5%
2014	17,119	—	250,000	267,119	5.7%
2015	5,415	—	450,000	455,415	6.0%
2016	59,219	—	400,000	459,219	6.2%
2017	4,345	—	250,000	254,345	6.3%
2018	4,632	—	250,000	254,632	6.6%
2019	4,938	—	—	4,938	6.4%
2020 and thereafter	43,981	—	—	43,981	6.5%
	$455,895	$401,000	$2,050,000	$2,906,895	5.8%

(1) Total debt as of December 31, 2008, net of unamortized premiums and discounts, equals $2,889,918.

When significant amounts are outstanding under our revolving credit facility or as the maturity dates of our revolving credit facility and term debts approach, we explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities.

Recent capital markets conditions have been challenging. The availability and cost of credit have been and may continue to be adversely affected by illiquid capital markets and wide credit spreads, and equity markets have been extremely volatile. While we believe we will have access to various types of financings, including debt or equity offerings, to fund our future acquisitions and to pay our debts and other obligations, there can be no assurance that we will be able to complete any debt or equity offerings or that our cost of any future public or private financings will be reasonable. If current market conditions continue or worsen, one or more lenders under our revolving credit facility may be unable or unwilling to fund advances which we request or we may not be able to access additional capital. Our ability to continue to access capital could be impacted by various factors including general market conditions and the continuing slowdown in the economy, interest rates, credit ratings on our securities, the market price of our common shares, the performance of our tenants, including any restructurings, disruptions or bankruptcies of our tenants, and the perception of our potential future earnings and cash distributions. Impacts such as these might impair our ability to make future acquisitions and make our current growth plans unachievable. Also, the current market conditions have led to materially increased credit spreads which, if they continue, may result in a material increase in our costs when we refinance our debt maturities. These interest cost increases could have a material and adverse impact on our results of operations and financial condition.

The completion and the costs of our future debt transactions will depend primarily upon market conditions and our credit ratings. We have no control over market conditions. Our credit ratings depend upon evaluations by credit rating agencies of our business practices and plans and, in particular, whether we appear to have the ability to maintain our earnings, to space our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipatable adverse changes. We intend to conduct our business activities in a manner which will continue to afford us reasonable access to capital for investment and financing activities.

During the year ended December 31, 2008, we funded improvements to our owned properties totaling $76.3 million and we purchased 54 office and industrial properties for $473.1 million, excluding closing costs, using cash on hand, borrowings under our revolving credit facility, the assumption of $111.4 million of secured mortgage debt, and the issuance of 2,153,941 of our common shares.

As of February 25, 2009, we have an executed purchase agreement for four properties with an aggregate of approximately 392,000 square feet of space for a total purchase price of $57.5 million, excluding closing costs. This potential purchase transaction is subject to completion of diligence and other customary conditions; because of these contingencies we can provide no assurances that we will purchase these properties.

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing for an aggregate purchase price of approximately $565.0 million. Between June and December 31, 2008, we sold 37 of these properties containing 1,545,000 square feet of space for approximately $346.8 million, excluding closing costs, and recognized gains totaling $137.2 million. In January 2009, we sold one additional property for approximately $19.3 million, excluding closing costs, and we expect the closings of the remaining 10 sales to occur in 2010. We and Senior Housing may mutually agree to accelerate the closings of these acquisitions. In addition, because a third party consent was not received, one of the agreements was amended so that one of the remaining buildings with an allocated value of $3.0 million is no longer subject to being sold; in the event that we receive third party consent we may nonetheless sell that building. In June 2008, we also agreed to sell one additional property to a third party for approximately $15 million, excluding closing costs, but that sale has not yet closed.

Our obligations to complete our uncompleted sales are subject to various conditions typical of commercial real estate purchases. We can provide no assurance that we will sell all of these buildings or that the remaining sales will be completed in 2010 or sooner. In addition, Senior Housing acquired rights of first refusal from us to purchase any of 45 additional buildings (containing approximately 4.6 million square feet of rental space) that are leased to tenants in medical related businesses which we will continue to own after these transactions. Senior Housing was formerly our subsidiary, and both we and Senior Housing are managed by RMR. Because we and Senior Housing are both managed by RMR, the terms of these transactions were negotiated by special committees of our and Senior Housing's boards of trustees composed solely of independent trustees of each company who are not trustees of both companies.

On February 20, 2009, our wholly-owned subsidiary, GOV, filed a registration statement with the SEC for the initial public offering of 10 million common shares. If the GOV registration statement becomes effective and the initial public offering is completed, we expect to own 49.9%, or 9,950,000 common shares of GOV after the completion of the offering (46.4% if the underwriters' over allotment option is exercised in full). We intend to transfer 29 properties, 25 of which are leased primarily to the U.S. Government and four of which are leased to the States of California, Maryland, Minnesota and South Carolina, respectively, to GOV. These properties contain approximately 3.3 million rentable square feet and are located in 14 states and the District of Columbia. GOV is currently negotiating a $250 million secured credit facility with a group of commercial banks. If GOV is successful in obtaining that credit facility, we expect that the initial proceeds of this credit facility would be distributed to us, and we expect to use these proceeds to repay amounts outstanding under our unsecured revolving credit facility or other outstanding debt. If the GOV registration statement becomes effective and the initial public offering is completed, GOV expects to use the net proceeds from the offering to reduce amounts outstanding under its secured credit facility.

As of the date of this Annual Report on Form 10-K, GOV has not received a commitment for the secured credit facility described above; its negotiations to obtain the facility on terms acceptable to GOV and us may not be successful and we expect that any commitment will be subject to various conditions. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the secured credit facility. Accordingly, there can be no assurance that the secured credit facility will be available to GOV.

In addition, GOV's registration statement for its offering of common shares is subject to review and comment by the SEC, and the offering will not occur unless, among other things, definitive documentation relating to the formation of GOV has been agreed upon, executed and delivered, the SEC has declared the registration statement to be effective, and underwriters have agreed to purchase and distribute the shares proposed to be offered by GOV. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the offering. Accordingly, there can be no assurance that the offering will occur. In such event, we intend that GOV would remain our wholly owned subsidiary. We do not currently intend to proceed with the offering of GOV's common shares described above unless GOV's secured credit facility has been obtained.

During the year ended December 31, 2008 and 2007, cash expenditures made and capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows (amounts in thousands):

	Year Ended December 31,	
	2008	2007
Tenant improvements	$48,243	$59,009
Leasing costs	16,478	21,452
Building improvements (1)	8,088	13,622
Development and redevelopment activities (2)	19,966	35,710

(1) Building improvements generally include construction costs, expenditures to replace obsolete building components, and expenditures that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

Commitments made for expenditures in connection with leasing space during the year ended December 31, 2008, are as follows (amounts in thousands, except as noted):

	New Leases (1)	Renewals (1)	Total
Square feet leased during the year	1,268	3,066	4,334
Total commitments for tenant improvements and leasing costs	$25,257	$15,990	$41,247
Leasing costs per square foot (whole dollars)	$ 19.92	$ 5.22	$ 9.52
Average lease term (years)	6.1	5.4	5.6
Leasing costs per square foot per year (whole dollars)	$ 3.27	$ 0.97	$ 1.70

(1) Excludes properties classified in discontinued operations.

In January 2008, we prepaid at par, $28.6 million of 8.50% mortgage debt due in 2028, using cash on hand and borrowings under our revolving credit facility.

As of December 31, 2008, our contractual obligations were as follows (dollars in thousands):

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt obligations	$2,906,895	$ 9,022	$ 720,809	$437,415	$1,739,649
Tenant related obligations (1)	40,007	36,694	2,462	33	818
Projected interest expense (2)	981,074	167,771	305,578	233,977	273,748
Total	$3,927,976	$213,487	$1,028,849	$671,425	$2,014,215

(1) Committed tenant related obligations include leasing commissions and tenant improvements and are based on leases executed through December 31, 2008.

(2) Projected interest expense is attributable to only the long term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates.

Except as otherwise discussed above under "Our Investment and Financing Liquidity and Resources", we have no commercial paper, swaps, hedges, or off balance sheet arrangements as of December 31, 2008. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Debt Covenants

Our principal debt obligations at December 31, 2008, were our unsecured revolving credit facility and our $2.25 billion of publicly issued unsecured term debt. Our publicly issued debt is governed by an indenture. Our public debt indenture and related supplements and our revolving credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other financial ratios. At December 31, 2008, we were in compliance with all of our covenants under our indenture and related supplements and our revolving credit facility agreement.

In addition to our unsecured debt obligations, we have $447.7 million of mortgage notes outstanding at December 31, 2008.

None of our indenture and related supplements, our revolving credit facility or our mortgage notes contain provisions for acceleration or require us to provide collateral security which could be triggered by our debt ratings. However, our senior debt rating is used to determine the interest rate and the fees payable under our revolving credit facility.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $20 million or more. Similarly, our revolving credit facility contains cross default provisions.

Related Person Transactions

RMR provides management services to us and also provides management services to other public and private companies, including Senior Housing, Hospitality Properties, Five Star Quality Care, Inc., or Five Star, and TravelCenters of America LLC, or TravelCenters. Our bylaws require that a certain number of our trustees be managing trustees, meaning a trustee who is not an independent trustee and who has been an employee, officer or director of RMR or involved in our day to day activities for at least one year prior to his or her election.

We have two agreements with RMR to originate and present investment and divestment opportunities to us and to provide management and administrative services to us: a business management agreement and a property management agreement. The business management agreement provides for compensation at an annual rate equal to 0.7% of our average real estate investments, as described in the agreement, up to the first $250.0 million of such investments, and 0.5% thereafter. In addition, RMR receives an incentive fee based upon increases in our funds from operations per share, as defined in the business management agreement. The incentive fee is paid in common shares. The property management agreement provides for management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. Renewals or extensions of the business management agreement and the property management agreement are subject to the periodic approval of our independent trustees. Any termination of the business management agreement would cause a default under our revolving credit facility, if not approved by a majority of our lenders. Aggregate fees paid by us to RMR during 2008 were $63.4 million. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary and the costs we pay with respect to our internal audit function. Our pro rata share of RMR's costs in providing that function was $209,000 in 2008. RMR also leases approximately 27,100 square feet of office space for nine regional offices. We received approximately $630,000 in rental income from RMR in 2008, which we believe is a commercially reasonable rental rate for such office space. Messrs. Barry M. Portnoy and his son, Adam D. Portnoy, beneficially own RMR and are our managing trustees. Adam Portnoy is the President, Chief Executive Officer and a director of RMR. All transactions between us and RMR are approved by our compensation committee which is composed of independent trustees. For more information about the terms of our management agreement with RMR, please read these agreements, copies of which were filed as exhibits to our Current Reports on Form 8-K, dated February 11, 1998, December 16, 1999, and March 10, 2004, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing for an aggregate purchase price of approximately $565.0 million. Between June and December 31, 2008, we sold 37 of these properties containing 1,545,000 square feet of space for approximately $346.8 million, excluding closing costs, and recognized gains totaling $137.2 million. In January 2009, we sold one additional property for approximately $19.3 million, excluding closing costs, and we expect the closings of the remaining 10 sales to occur in 2010. We and Senior Housing may mutually agree to accelerate the closings of these acquisitions. In addition, because a third party consent was not received, one of the agreements was amended so that one of the remaining buildings with an allocated value of $3.0 million is no longer subject to being sold; in the event that we receive third party consent we may nonetheless sell that building. Our obligations to complete the remaining sales to Senior Housing are subject to various conditions typical of commercial real estate purchases. We can provide no assurance that we will sell all of these buildings or that the remaining sales will be completed in 2010 or sooner. Senior Housing was formerly our subsidiary; both we and Senior Housing are managed by RMR; Barry Portnoy and Adam Portnoy are managing trustees of both us and Senior Housing; and Frederick N. Zeytoonjian is an independent trustee of both us and Senior Housing.

Senior Housing was formerly our 100% owned subsidiary. It was spun off to our shareholders in 1999 and, at the time of this spin off, we and Senior Housing entered into a transaction agreement which, among other things, prohibited Senior Housing from purchasing medical office, clinic and biotech laboratory buildings. Concurrently with the execution and delivery of the purchase agreements described above, we and Senior Housing entered into an amendment to that transaction agreement, or the first amendment agreement, to permit Senior Housing, rather than us, to invest in medical office, clinic and biomedical, pharmaceutical and laboratory buildings. The first amendment agreement is subject, in the case of mixed use buildings, to our retaining the right to invest in any mixed use building for which the rentable square footage is less than 50% medical office, clinic and biomedical, pharmaceutical and laboratory use. Also, concurrently with the execution and delivery of the purchase agreements, we entered into a right of first refusal agreement under which we granted Senior Housing a right of first refusal to purchase up to 45 additional identified other properties (containing approximately 4.6 million square feet of rental space) we own which are leased to tenants in medical related businesses in the event we determine to sell such properties or in the event of an indirect sale as a result of our change of control or a change of control of our subsidiary which owns such properties.

The terms of our agreements entered in 2008 with Senior Housing were negotiated and approved by special committees of our and Senior Housing's boards composed of independent trustees of each company who are not independent trustees of both. For more information about the terms of the purchase agreements, the first amendment agreement and the right of first refusal agreement between us and Senior Housing, please read these agreements, copies of which are filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

On February 20, 2009, our wholly owned subsidiary, GOV, filed a registration statement with the SEC for the initial public offering of 10 million common shares. If the GOV registration statement becomes effective and the initial public offering is completed, we expect to own 49.9%, or 9,950,000 common shares of GOV after the completion of the offering (46.4% if the underwriters' over allotment option is exercised in full). We intend to transfer 29 properties, 25 of which are leased primarily to the U.S. Government and four of which are leased to the States of California, Maryland, Minnesota and South Carolina, respectively, to GOV. These properties contain approximately 3.3 million rentable square feet and are located in 14 states and the District of Columbia. GOV is currently negotiating a $250 million secured credit facility with a group of commercial banks. If GOV is successful in obtaining that credit facility, we expect that the initial proceeds of this credit facility will be distributed to us. If the initial public offering of GOV is successfully completed, GOV will enter management agreements with RMR which are on terms that are substantially similar to our management agreements with RMR; and accordingly, our management fees to RMR may be reduced by the amount of the initial management fees paid to RMR by GOV.

In order to govern the separation of GOV from us, we intend to enter into a transaction agreement with GOV. We expect that the transaction agreement will provide that:

- the current assets and liabilities from the properties to be transferred to GOV will, as of the time of closing of the public offering of GOV's common shares, be settled between us and GOV so that we will retain all pre-closing current assets and liabilities and GOV will retain all post-closing current assets and liabilities;
- GOV will indemnify us with respect to any liability relating to any property transferred to it, including liabilities which arose before GOV's formation; and
- so long as we own in excess of 10% of GOV's outstanding shares, we and GOV engage the same manager or we and GOV have any common managing trustees, (1) we will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of properties which are majority leased to government tenants, unless a majority of

GOV's independent trustees who are not also our trustees have determined not to make the acquisition, (2) GOV will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of office or industrial properties which are not majority leased to government tenants, unless a majority of our independent trustees who are not also trustees of GOV have determined not to make the acquisition, (3) GOV will have a right of first refusal to purchase any property owned by us that we determine to divest if the property is then majority leased to government tenants, which right of first refusal will also apply in the event of an indirect sale of any such properties resulting from a change of control of us, (4) GOV and we will cooperate to enforce the ownership limitations in our and its respective declarations of trust as may be appropriate for each of us to qualify for and maintain REIT tax status and otherwise to promote our respective orderly governance, and (5) we and GOV will cooperate to file future tax returns, including appropriate allocations of taxable income, expenses and other tax attributes.

The above restrictions will not prohibit us from leasing our current and future properties to government tenants.

We have no present intention to sell any of our retained government leased properties or to engage in any transaction which might cause GOV's right to purchase those properties to become exercisable; however, we will have the right to change our intention regarding these properties at any time in our discretion.

We expect that, if GOV's offering is completed, our two managing trustees will also be managing trustees of GOV and that RMR will provide general business and property management services to GOV as well as to us.

As of the date of this Annual Report on Form 10-K, GOV has not received a commitment for the secured credit facility described above; its negotiations to obtain the facility on terms acceptable to GOV and us may not be successful and we expect that any commitment will be subject to various conditions. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the secured credit facility. Accordingly, there can be no assurance that the secured credit facility will be available to GOV.

In addition, GOV's registration statement for its offering of common shares is subject to review and comment by the SEC, and the offering will not occur unless, among other things, definitive documentation relating to the formation of GOV has been agreed upon, executed and delivered, the SEC has declared the registration statement to be effective, and underwriters have agreed to purchase and distribute the shares proposed to be offered by GOV. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the offering. Accordingly, there can be no assurance that the offering will occur. In such event, we intend that GOV would remain our wholly owned subsidiary. We do not currently intend to proceed with the offering of GOV's common shares described above unless GOV's secured credit facility has been obtained.

We, RMR and other companies to which RMR provides management services are in the process of forming and licensing an insurance company in the State of Indiana. All of our trustees are currently serving on the board of directors of this insurance company. We expect that RMR, in addition to being a shareholder, will enter a management agreement with this insurance company, pursuant to which RMR will provide the insurance company certain management and administrative services. In addition, it is expected that the insurance company will enter an investment advisory agreement with RMR Advisors, Inc., or Advisors, pursuant to which Advisors will act as the insurance company's investment advisor. The same persons who own and control RMR, including Messrs. Barry Portnoy and Adam Portnoy, our managing trustees, own and control Advisors. We have invested $25,000 to date in the insurance company and are committed to invest another $4,975,000, and we currently own and intend to own approximately 16.67% of this insurance company. We may invest additional amounts in the insurance company in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so. Over time we expect to transfer some or all of our insurance business to this company. By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing insurance expenses and/or by having our pro-rata share of any profits realized by this insurance business. See "Item 9B. Other Information" of this Annual Report on Form 10-K for additional information regarding this insurance company and our participation in that insurance company.

Policies and Procedures Concerning Conflicts of Interest and Related Person Transactions

Our code of business conduct and ethics, or Code of Conduct, and governance guidelines address review and approval of activities, interests or relationships that interfere with, or appear to interfere with, our interests, including related person transactions. Persons subject to our Code of Conduct and governance guidelines are under a continuing obligation to disclose any such conflicts of interest and may pursue a transaction or relationship which involves such conflicts of interest only if the transaction or relationship has been approved as follows:

- In the case of an executive officer or trustee, such person must seek approval from our disinterested trustees for investments, related person transactions (involving a direct or indirect material interest) and other transactions or relationships which such person would like to pursue and which may otherwise constitute a conflict of interest or other action falling outside the scope of permissible activities under our Code of Conduct. If there are no disinterested trustees, the transaction shall be reviewed, authorized and approved or ratified by both the affirmative vote of our entire board of trustees and the affirmative vote of a majority of our independent trustees. Pursuant to our governance guidelines, in determining whether to approve or ratify a transaction, our board of trustees, disinterested trustees or independent trustees, as the case may be, shall act in accordance with any applicable provisions of our declaration of trust, and shall consider all of the relevant facts and circumstances, and shall approve only those transactions that are fair and reasonable to us.
- In the case of RMR employees (other than our trustees and executive officers) subject to our Code of Conduct, the employee must seek approval from an executive officer who has no interest in the matter for which approval is being requested.
- We are in the process of forming and licensing an insurance company, for which all of our trustees will serve as directors. Any material transaction between us and such insurance company shall be reviewed, authorized and approved or ratified by both the affirmative vote of a majority of our entire board of trustees and the affirmative vote of a majority of our independent trustees.

The following is a summary of provisions of our declaration of trust affecting certain transactions with related persons. Because it is a summary of the material terms, it does not contain all the information that may be important to you. If you would like more information, you should read our entire declaration of trust, which has been filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. Under our declaration of trust:

- Each of our trustees, officers, employees and agents may, in his or her personal capacity or otherwise, have business interests and engage in business activities similar to or in addition to those relating to us, which interests and activities may be similar to and competitive with ours and may include the acquisition, syndication, holding, management, development, operation or disposition, for his own account, or for the account of others, of interests in mortgages, interests in real property, or interests in persons engaged in the real estate business;

- Each of our trustees, officers, employees and agents is free of any obligation to present to us any investment opportunity which comes to him or her in any capacity other than solely as our trustee, officer, employee or agent even if such opportunity is of a character which, if presented to us, could be taken by us;
- Each of our trustees, officers, employees or agents may be interested as a trustee, officer, director, shareholder, partner, member, advisor or employee of, or otherwise have a direct or indirect interest in, any person who may be engaged to render advice or services to us, and may receive compensation from such person as well as compensation from us as a trustee, officer, employee or agent or otherwise;
- None of the above mentioned activities will be deemed to conflict with an individual's duties and powers as our trustee, officer, employee or agent;
- We may enter into any contract or transaction of any kind, whether or not any of our trustees, officers, employees or agents has a financial interest in such transaction, with any person, including any of our trustees, officers, employees or agents or any person affiliated with one of our trustees, officers, employees or agents or in which one of our trustees, officers, employees or agents has a material financial interest.
- To the extent permitted by Maryland law, a contract or other transaction between us and any of our trustees or between us and RMR or any other entity in which any of our trustees is a director or trustee or has a material financial interest shall not be void or voidable if:
  - The fact of the common directorship, trusteeship or interest is disclosed or known to our board of trustees or a proper committee thereof, and our board of trustees or such committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested trustees, or, if there are no disinterested trustees, then the approval shall be by majority vote of our entire board of trustees and by majority vote of our independent trustees; or
  - The fact of the common directorship, trusteeship or interest is disclosed or known to our shareholders entitled to vote, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by our shareholders entitled to vote.

Critical Accounting Policies

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets; and
- classification of leases.

We have historically allocated the purchase prices of properties to land and building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates. In some circumstances we engage independent real estate appraisal firms to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determination of useful lives.

We allocate the purchase prices to land and building and improvements based on our determination of the relative fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods which we believe are similar to those used by independent appraisers. We allocate purchase prices to above market and below market leases based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We allocate the excess of (i) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant to in place leases and tenant relationships. This aggregate value is allocated between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships is material in the future, we will separately allocate those amounts and amortize them over the estimated life of the relationships.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The allocated cost of land is not depreciated. We allocate capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) as a reduction to rental income over the remaining terms of the respective leases on a straight line basis. We allocate capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) as an increase to rental income over the remaining terms of the respective leases on a straight line basis. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining terms of the respective leases on a straight line basis. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Our purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real estate property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases and make our stated revenues and income inaccurate.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Competition, economic conditions and other factors may cause occupancy declines in the future. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate to increase. Inflation might also cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues.

To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs, we require some of our tenants to provide guarantees or security for our rent.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2007. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

At December 31, 2008, our total outstanding fixed rate term debt consisted of the following fixed rate notes:

Amount	Coupon	Maturity
Unsecured senior notes:		
$30.0 million	8.875%	2010
$20.0 million	8.625%	2010
$200.0 million	6.950%	2012
$200.0 million	6.500%	2013
$250.0 million	5.750%	2014
$200.0 million	6.400%	2015
$250.0 million	5.750%	2015
$400.0 million	6.250%	2016
$250.0 million	6.250%	2017
$250.0 million	6.650%	2018

No principal repayments are due under the unsecured senior notes until maturity.

Amount	Coupon	Maturity
Secured notes:		
$.1 million	5.170%	2009
$234.8 million	6.814%	2011
$30.4 million	7.435%	2011
$24.4 million	8.050%	2012
$5.1 million	6.000%	2012
$13.5 million	4.950%	2014
$8.8 million	5.760%	2016
$41.6 million	6.030%	2016
$13.0 million	7.360%	2016
$4.8 million	6.750%	2022
$15.9 million	6.140%	2023
$9.0 million	5.710%	2026
$14.2 million	6.060%	2027
$40.3 million	6.794%	2029

Our secured notes are secured by 28 of our properties and require principal and interest payments through maturity pursuant to amortization schedules.

Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If all of our fixed rate unsecured and secured notes outstanding at December 31, 2008, were to be refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease, respectively, by approximately $16.1 million.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the value of our fixed rate debt. Based on the balances outstanding at December 31, 2008, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $100 million.

Each of our fixed rate unsecured and secured debt arrangements allows us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in most cases we are allowed to make prepayments only at a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. The majority of our fixed rate senior notes are publicly traded; and we may occasionally take advantage of market opportunities to repurchase notes which will also mitigate future refinancing risks.

At December 31, 2008, we had $201 million outstanding and $549 million available for drawing under our unsecured revolving credit facility and $200 million outstanding on our floating rate senior notes. Our revolving credit facility and floating rate senior notes mature in August 2010 and March 2011, respectively. Repayments under our revolving credit facility may be made at any time without penalty. Repayments under our floating rate senior notes may also be made without penalty. We borrow in U.S. dollars and borrowings under our revolving credit facility and our floating rate senior notes require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. For example, the weighted average interest rate payable on our revolver and floating rate senior notes was 3.5% during 2008. A change in interest rates would not affect the value of these floating rate debts but would affect our operating results. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2008 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	**Outstanding Debt**	**Total Interest Expense Per Year**
At December 31, 2008	3.5%	$401,000	$14,035
10% reduction	3.2%	$401,000	$12,832
10% increase	3.9%	$401,000	$15,639

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount of our revolving credit facility or other floating rate debt.

Item 8. Financial Statements and Supplementary Data

The information required by this item is included in Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of our managing trustees, President & Chief Investment Officer and Treasurer & Chief Financial Officer of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, our managing trustees, President & Chief Investment Officer and Treasurer & Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2008 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Item 9B. Other Information

Affiliates Insurance Company

On February 27, 2009, we entered into a shareholders agreement, or the Shareholders Agreement, with Affiliates Insurance Company, a company being formed and licensed as an insurance company in the State of Indiana, or AIC, Five Star, TravelCenters, Hospitality Properties, Senior Housing and RMR. With respect to AIC, we refer to ourselves, RMR, Five Star, TravelCenters, Hospitality Properties and Senior Housing, collectively, as the Shareholders.

Pursuant to the Shareholders Agreement, each of the Shareholders has purchased from AIC 100 shares of common stock, par value of $10.00 per share, of AIC, or the Shares, at a purchase price of $250.00 per Share and has committed to purchase from AIC an additional 19,900 Shares (such additional share purchase, we refer to as the "Second Subscription") within five business days of a request from AIC at the same purchase price per Share. The Shareholders comprise all the shareholders of AIC and each Shareholder currently owns approximately 16.67% of the outstanding Shares.

AIC has been formed to provide insurance and risk management services to the Shareholders and their subsidiaries.

Board Representation

The Shareholders Agreement provides that for so long as a Shareholder (other than RMR) owns not less than 10% of the issued and outstanding Shares, such Shareholder has the right to designate two directors for election to the board of directors of AIC and that so long as RMR owns not less than 10% of the issued and outstanding Shares, RMR has the right to designate three directors for election to the board of directors of AIC, including one director who is a resident of Indiana. The board of directors of AIC is currently composed of 13 directors.

Transfer Restrictions, Preemptive Rights and Call Options

Subject to certain exceptions, the Shareholders Agreement prohibits the Shareholders from transferring Shares. Under the Shareholders Agreement, the Shareholders have rights to participate in future securities offerings by AIC in proportion to their Share ownership.

In addition, under the Shareholders Agreement, if a Shareholder undergoes a change of control (as defined in the Shareholders Agreement), AIC will have, for a specified period of time, a right to repurchase the securities of AIC owned by that Shareholder. Any AIC securities not acquired by AIC may, for a specified period of time, be purchased by the Shareholders which did not undergo a change of control in proportion to their Share ownership.

Special Shareholder Approval Requirements

The Shareholders Agreement prohibits AIC from taking certain actions unless Shareholders owning 75% of the Shares owned by all Shareholders approve of such action in advance. Those actions include:

- any amendment to the articles of incorporation or bylaws of AIC;
- any merger of AIC;
- the sale of all or substantially all of AIC's assets;
- any reorganization or recapitalization of AIC; or
- any liquidation or dissolution of AIC.

Regulatory Matters

The Shareholders Agreement requires AIC to comply in all material respects with applicable laws governing its business and operations. In addition, if by virtue of a Shareholder's ownership interest in AIC or actions taken by a Shareholder affecting AIC, the Shareholder triggers the application of any requirement or regulation on AIC or any subsidiary of AIC or any of their respective businesses, assets or operations, then the Shareholders Agreement generally requires that Shareholder to promptly take all actions necessary and fully cooperate with AIC to ensure that such requirements and regulations are satisfied without restricting, imposing additional obligations on or in any way limiting the business, assets, operations or prospects of AIC or any subsidiary of AIC. Also, the Shareholders Agreement requires each Shareholder to use best efforts to cause its shareholders, directors (or analogous position), nominees for director (or analogous position), officers, employees and agents to comply with any applicable laws impacting AIC or any of its subsidiaries or their respective businesses, assets or operations.

Termination

The Shareholders Agreement may be terminated at any time by Shareholders owning at least 75% of the issued and outstanding Shares owned by all Shareholders or upon the dissolution of AIC.

The foregoing description of the Shareholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is attached as Exhibit 10.63 to this Annual Report on Form 10-K. The Shareholders Agreement is incorporated herein by reference in its entirety.

In furtherance of AIC's business and operations, AIC also intends to enter a management and administrative services agreement with RMR pursuant to which RMR will provide AIC certain management and administrative services and, as soon as practicable following the receipt by AIC of the amounts for the Second Subscription from the Shareholders, an investment advisory agreement with

Advisors, who is affiliated with RMR, pursuant to which Advisors will act as AIC's investment adviser. The same persons who own and control RMR, including Messrs. Barry Portnoy and Adam Portnoy, our managing trustees, own and control Advisors.

Information Regarding Certain Relationships and Related Transactions

Senior Housing was formerly our 100% owned subsidiary and we continue to have relationships with Senior Housing, including the series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing discussed elsewhere in this Annual Report on Form 10-K. RMR provides management services to us. Please see elsewhere in this Annual Report on Form 10-K for a further description of our relationships with Senior Housing and RMR and our definitive proxy statement for the 2009 annual meeting of shareholders, which will be filed with the SEC not later than 120 days after the end of our fiscal year. In addition, RMR also provides management services to Five Star, Senior Housing, Hospitality Properties and TravelCenters and we understand that those entities also have certain relationships with each other, such as lease arrangements for properties. We understand that further information regarding those relationships is provided in the applicable Shareholders' periodic reports filed with the SEC. In addition, our independent trustees also serve as directors or trustees of certain of the other Shareholders and directors and trustees of certain of the Shareholders other than the Company serve as directors or trustees of other Shareholders. Mr. Barry Portnoy serves as a managing director or trustee of each of the Shareholders and Mr. Adam Portnoy serves as a managing trustee of Senior Housing and Hospitality Properties.

Amendment to our Bylaws

On February 25, 2009, our board of trustees adopted an amendment to our bylaws, effective that same day. The amendment revised the advance notice procedures under our bylaws to require that a shareholder seeking to nominate any person for election as trustee or propose other business for consideration at an applicable meeting of our shareholders must have continuously held at least $2,000 in market value, or 1%, of our shares entitled to vote at the meeting on the election or the proposal of other business, as the case may be, for at least one year from the date the shareholder gives its advance notice and continuously hold those shares through and including the time of the meeting. The amendment provides that this requirement will not apply until April 1, 2010 with respect to a shareholder who continuously holds from and after April 1, 2009 shares entitled to vote at the meeting on such election or proposal of other business, as the case may be. For purposes of determining compliance with the $2,000 market value requirement, the amendment provides that the market value of our shares held by the applicable shareholder shall be determined by multiplying the number of shares such shareholder held continuously for that one year period by the highest selling price of our shares as reported on the principal national securities exchange on which our shares are listed for trading during the 60 calendar days before the date the shareholder's notice was submitted. The amendment also revised the advance notice procedures under our bylaws to require a shareholder seeking to nominate any person for election as trustee or propose other business for consideration at an applicable meeting of our shareholders to hold a certificate for all our shares owned by such shareholder during all times described with regard to a shareholder's qualifications for validly submitting a notice to nominate any person for election as trustee or propose other business for consideration at an applicable meeting of our shareholders, including the time periods referred to above. The amendment also applied the foregoing requirements to the process for shareholders seeking to have a special meeting of our shareholders called or to have our shareholders act by written consent. The amendment also included certain other conforming changes.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a code of business conduct and ethics that applies to all our representatives, including our officers and trustees and employees of RMR. Our code of business conduct and ethics is posted on our website, www.hrpreit.com. A printed copy of our code of business conduct and ethics is also available free of charge to any person who requests a copy by writing to our Secretary, HRPT Properties Trust, 400 Centre Street, Newton, MA 02458. We intend to disclose any amendments or waivers to our code of business conduct and ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement, which will be filed not later than 120 days after the end of our fiscal year.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement, which will be filed not later than 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information. We may grant common shares to our officers and other employees of RMR, subject to vesting requirements under our 2003 Incentive Share Award Plan, or the Award Plan. In addition, each of our trustees receives 4,000 shares per year as part of their annual compensation for serving as our trustees. The terms of grants made under the Award Plan are determined by our board of trustees or a committee thereof at the time of the grant. The following table is as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	None.	None.	None.
Equity compensation plans not approved by security holders (2003 Incentive Share Award Plan)	None.	None.	6,047,538
Total	None.	None.	6,047,538

Payments by us to RMR are described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Person Transactions".

The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement, which will be filed not later than 120 days after the end of our fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement, which will be filed not later than 120 days after the end of our fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement, which will be filed not later than 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Index to Financial Statements and Financial Statement Schedules*

The following consolidated financial statements and financial statement schedules of HRPT Properties Trust are included on the pages indicated:

Financial Statement Schedules to our Annual Report on Form 10-K for the year ended December 31, 2008 have been included only with the version of that Annual Report on Form 10-K filed with the SEC. A copy of that Annual Report on Form 10-K, including a list of Financial Statement Schedules, is available free of charge upon written request to: Investor Relations, HRPT Properties Trust, 400 Centre Street, Newton, MA 02458, telephone (617) 796-8222.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, or are inapplicable, and therefore have been omitted.

(c) Exhibits

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008 have been included only with the version of that Annual Report on Form 10-K filed with the SEC. A copy of that Annual Report on Form 10-K, including a list of exhibits, is available free of charge upon written request to: Investor Relations, HRPT Properties Trust, 400 Centre Street, Newton, MA 02458, telephone (617) 796-8222.

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of HRPT Properties Trust

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HRPT Properties Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 25, 2009

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of HRPT Properties Trust

We have audited HRPT Properties Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HRPT Properties Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Item 9A of HRPT Properties Trust's Annual Report on Form 10-K under the heading Management Report on Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HRPT Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of HRPT Properties Trust and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 25, 2009

HRPT PROPERTIES TRUST

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Real estate properties:		
Land	$ 1,220,554	$ 1,189,684
Buildings and improvements	5,021,703	4,966,610
	6,242,257	6,156,294
Accumulated depreciation	(862,958)	(808,216)
	5,379,299	5,348,078
Properties held for sale	145,849	—
Acquired real estate leases, net	164,308	150,672
Cash and cash equivalents	15,518	19,879
Restricted cash	10,837	18,027
Rents receivable, net of allowance for doubtful accounts of $8,492 and $6,290, respectively	196,839	197,967
Other assets, net	103,449	124,709
Total assets	$ 6,016,099	$ 5,859,332
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 201,000	$ 140,000
Senior unsecured debt, net	2,241,225	2,239,784
Mortgage notes payable, net	447,693	394,376
Other liabilities related to properties held for sale	3,400	—
Accounts payable and accrued expenses	99,285	89,441
Acquired real estate lease obligations, net	47,839	41,607
Rent collected in advance	26,537	24,779
Security deposits	17,935	16,063
Due to affiliates	10,073	10,399
Total liabilities	3,094,987	2,956,449
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series B preferred shares; 8¾% cumulative redeemable at par on or after September 12, 2007; 7,000,000 shares issued and outstanding, aggregate liquidation preference $175,000	169,079	169,079
Series C preferred shares; 7⅛% cumulative redeemable at par on or after February 15, 2011; 6,000,000 shares issued and outstanding, aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6½% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Common shares of beneficial interest, $0.01 par value: 350,000,000 shares authorized; 227,731,938 and 225,444,497 shares issued and outstanding, respectively	2,277	2,254
Additional paid in capital	2,937,986	2,923,455
Cumulative net income	2,072,254	1,827,609
Cumulative common distributions	(2,441,841)	(2,251,539)
Cumulative preferred distributions	(331,928)	(281,260)
Total shareholders' equity	2,921,112	2,902,883
Total liabilities and shareholders' equity	$ 6,016,099	$ 5,859,332

See accompanying notes

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Rental income	$ 835,540	$ 783,266	$ 744,008
Expenses:			
Operating expenses	347,958	315,131	297,736
Depreciation and amortization	185,657	170,321	149,072
General and administrative	36,812	33,711	30,222
Total expenses	570,427	519,163	477,030
Operating income	265,113	264,103	266,978
Interest income	1,442	2,293	2,736
Interest expense (including amortization of debt discounts, premiums and deferred financing fees of $5,479, $4,426 and $4,490, respectively)	(180,193)	(170,970)	(165,568)
Loss on asset impairment	(2,283)	—	—
Loss on early extinguishment of debt	—	(711)	(1,659)
Equity in earnings of equity investments	—	—	3,136
Gain on sale of equity investments	—	—	116,287
Income from continuing operations before income tax expense	84,079	94,715	221,910
Income tax expense	(773)	(395)	—
Income from continuing operations	83,306	94,320	221,910
Discontinued operations:			
Income from discontinued operations	24,165	27,714	25,753
Gain on sale of properties	137,174	2,221	2,917
Net income	244,645	124,255	250,580
Preferred distributions	(50,668)	(60,572)	(44,692)
Excess redemption price paid over carrying value of preferred shares	—	(4,230)	(6,914)
Net income available for common shareholders	$ 193,977	$ 59,453	$ 198,974
Weighted average common shares outstanding—basic	226,468	214,361	209,965
Weighted average common shares outstanding—diluted	255,661	243,554	216,524
Earnings per common share:			
Income from continuing operations available for common shareholders—basic and diluted	$ 0.14	$ 0.14	$ 0.81
Income from discontinued operations—basic and diluted	$ 0.71	$ 0.14	$ 0.14
Net income available for common shareholders—basic	$ 0.86	$ 0.28	$ 0.95
Net income available for common shareholders—diluted	$ 0.86	$ 0.28	$ 0.94

See accompanying notes

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(amounts in thousands, except share data)

	Preferred Shares									Common Shares					
	Series A		Series B		Series C		Series D								
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid in Capital	Cumulative Net Income	Total
Balance at December 31, 2005	8,000,000	$ 193,086	12,000,000	$ 289,849	—	$ —	—	$ —	$(176,663)	209,860,625	$2,099	$(1,894,818)	$2,779,159	$1,452,774	$2,645,486
Issuance of shares, net	—	—	—	—	6,000,000	145,015	15,180,000	368,270	—	—	—	—	—	—	513,285
Redemption of shares	(8,000,000)	(193,086)	—	—	—	—	—	—	—	—	—	—	(6,914)	—	(200,000)
Stock grants	—	—	—	—	—	—	—	—	—	190,965	2	—	2,216	—	2,218
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	250,580	250,580
Distributions	—	—	—	—	—	—	—	—	(40,320)	—	—	(220,481)	—	—	(260,801)
Balance at December 31, 2006	—	—	12,000,000	289,849	6,000,000	145,015	15,180,000	368,270	(216,983)	210,051,590	2,101	(2,115,299)	2,774,461	1,703,354	2,950,768
Issuance of shares, net	—	—	—	—	—	—	—	—	—	15,311,967	152	—	152,922	—	153,074
Redemption of shares	—	—	(5,000,000)	(120,770)	—	—	—	—	—	—	—	—	(4,230)	—	(125,000)
Stock grants	—	—	—	—	—	—	—	—	—	80,940	1	—	302	—	303
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	124,255	124,255
Distributions	—	—	—	—	—	—	—	—	(64,277)	—	—	(136,240)	—	—	(200,517)
Balance at December 31, 2007	—	—	7,000,000	169,079	6,000,000	145,015	15,180,000	368,270	(281,260)	225,444,497	2,254	(2,251,539)	2,923,455	1,827,609	2,902,883
Issuance of shares, net	—	—	—	—	—	—	—	—	—	2,153,941	22	—	14,151	—	14,173
Stock grants	—	—	—	—	—	—	—	—	—	133,500	1	—	380	—	381
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	244,645	244,645
Distributions	—	—	—	—	—	—	—	—	(50,668)	—	—	(190,302)	—	—	(240,970)
Balance at December 31, 2008	—	$ —	7,000,000	$ 169,079	6,000,000	$145,015	15,180,000	$368,270	$(331,928)	227,731,938	$2,277	$(2,441,841)	$2,937,986	$2,072,254	$2,921,112

See accompanying notes

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 244,645	$ 124,255	$ 250,580
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	155,026	147,550	128,768
Amortization of debt discounts, premiums and deferred financing fees	5,458	4,377	4,452
Amortization of acquired real estate leases	29,937	30,966	30,098
Other amortization	16,440	14,424	11,482
Loss on asset impairment	2,283	—	—
Loss on early extinguishment of debt	—	711	1,659
Equity in earnings of equity investments	—	—	(3,136)
Gain on sale of equity investments	—	—	(116,287)
Distributions of earnings from equity investments	—	—	3,136
Gain on sale of properties	(137,174)	(2,221)	(2,917)
Change in assets and liabilities:			
Decrease (increase) in restricted cash	7,190	4,691	(3,644)
Increase in rents receivable and other assets	(46,043)	(49,319)	(49,703)
Increase (decrease) in accounts payable and accrued expenses	12,003	(6,829)	12,254
Increase in rent collected in advance	2,618	5,187	1,734
Increase in security deposits	6,385	91	2,322
(Decrease) increase in due to affiliates	(326)	(2,309)	1,832
Cash provided by operating activities	298,442	271,574	272,630
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(416,461)	(423,488)	(514,269)
Distributions in excess of earnings from equity investments	—	—	2,251
Proceeds from sale of properties	333,614	4,410	10,641
Proceeds from sale of equity investments	—	—	308,333
Cash used in investing activities	(82,847)	(419,078)	(193,044)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	—	—	513,285
Redemption of preferred shares	—	(125,000)	(200,000)
Proceeds from issuance of common shares, net	—	153,074	—
Proceeds from borrowings	406,000	1,220,340	1,112,000
Payments on borrowings	(384,159)	(848,979)	(1,286,688)
Deferred financing fees	(827)	(4,124)	(3,512)
Distributions to common shareholders	(190,302)	(180,351)	(176,370)
Distributions to preferred shareholders	(50,668)	(64,277)	(40,320)
Cash (used in) provided by financing activities	(219,956)	150,683	(81,605)
(Decrease) increase in cash and cash equivalents	(4,361)	3,179	(2,019)
Cash and cash equivalents at beginning of period	19,879	16,700	18,719
Cash and cash equivalents at end of period	$ 15,518	$ 19,879	$ 16,700
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $0, $489 and $335 in 2008, 2007 and 2006, respectively)	$ 172,244	$ 162,392	$ 160,553
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	$(125,569)	$ (4,545)	$ (50,655)
Real estate sales	10,782	—	—
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 14,554	$ 303	$ 2,218
Assumption of mortgage notes payable	111,396	4,545	50,655
Mortgage notes related to properties sold	(10,782)	—	—

See accompanying notes

HRPT PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, which was organized on October 9, 1986. At December 31, 2008, we had investments in 537 office, industrial and other properties, including approximately 17 million square feet of leased industrial and commercial lands.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include our investments in 100% owned subsidiaries. Our investments in 50% or less owned companies over which we could exercise influence, but did not control, were accounted for using the equity method of accounting until sold during March 2006. Significant influence was present through common representation on the board of trustees. Our managing trustees are also managing trustees of Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties, and owners of Reit Management & Research LLC, or RMR, which is the investment manager to us, Senior Housing and Hospitality Properties. Prior to the sale of our investments in Senior Housing and Hospitality Properties in March 2006, we used the income statement method to account for issuance of common shares of beneficial interest by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing or Hospitality Properties were recognized in our income statement. All intercompany transactions have been eliminated.

Real Estate Properties. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years.

We allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates. In some circumstances we engage independent real estate appraisal firms to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determination of useful lives.

We allocate purchase prices to land and building and improvements based on our determination of the relative fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods similar to those used by independent appraisers. We allocate purchase prices to above market and below market leases at the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We allocate the excess of (i) the purchase price paid for a property after adjusting existing in place leases to market rental rates over (ii) the estimated fair value of the property as if vacant to in place leases and tenant relationships. This aggregate value is allocated between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing

Note 2. Summary of Significant Accounting Policies (Continued)

commissions, legal and other related costs. If the value of tenant relationships is material in the future, we will separately allocate those amounts and amortize them over the estimated life of the relationships.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheet) as a reduction of rental income over the remaining terms of the respective leases on a straight line basis. We amortize capitalized below market lease values (presented as acquired real estate lease obligations in our consolidated balance sheet) as an increase to rental income over the remaining terms of the respective leases on a straight line basis. Such amortization resulted in changes to rental income of ($8.6) million, ($9.4) million and ($10.0) million during the years ended December 31, 2008, 2007 and 2006, respectively, and changes to income from discontinued operations of ($235,000), ($479,000) and ($416,000), for the years ended December 31, 2008, 2007 and 2006, respectively. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining terms of the respective leases on a straight line basis. The amount of such amortization included in depreciation and amortization totaled $21.1 million, $20.9 million and $19.6 million during the years ended December 31, 2008, 2007 and 2006, respectively. The amount of such amortization included in income from discontinued operations totaled $85,000, $108,000 and $85,000 during the years ended December 31, 2008, 2007 and 2006, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

Intangible lease assets and liabilities recorded by us for properties acquired in 2008 totaled $59.0 million and $14.7 million, respectively. Intangible lease assets and liabilities recorded by us for properties acquired in 2007 totaled $21.8 million and $6.0 million, respectively. Accumulated amortization of capitalized above and below market lease values was $38.3 million and $30.6 million at December 31, 2008 and 2007, respectively. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $94.3 million and $73.6 million at December 31, 2008 and 2007, respectively. Future amortization of intangible lease assets and liabilities to be recognized by us during the current terms of our leases as of December 31, 2008, are approximately $28.5 million in 2009, $24.1 million in 2010, $16.1 million in 2011, $10.2 million in 2012, $8.3 million in 2013 and $29.5 million thereafter.

Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by our investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions. In 2008, we recorded a loss on asset impairment of $2.3 million reflecting the write-off of the net book value of three of our properties taken out of service in December 2008.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be removed. Certain of our industrial lands in Hawaii may require expensive environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change those land uses or to undertake this environmental clean up. We do not believe that there are other environmental conditions at any of our properties that have a material adverse effect on us. However, no assurances can be given that such

Note 2. Summary of Significant Accounting Policies (Continued)

conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition.

Cash and Cash Equivalents. Cash and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by some of our mortgage debts, as well as security deposits paid to us by some of our tenants.

Other Assets, Net. Other assets consist principally of deferred financing fees, deferred leasing costs and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized on a straight line basis over the terms of the respective loans. At December 31, 2008 and 2007, deferred financing fees totaled $38.1 million and $37.4 million, respectively, and accumulated amortization for deferred financing fees totaled $23.5 million and $20.0 million, respectively. Deferred leasing costs include brokerage, legal and other fees associated with the successful negotiation of leases and are amortized on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $121.0 million and $112.6 million at December 31, 2008 and 2007, respectively, and accumulated amortization for deferred leasing costs totaled $45.8 million and $35.5 million, respectively. Future amortization of deferred financing fees and leasing costs to be recognized by us during the current terms of our loans and leases as of December 31, 2008, are approximately $18.9 million in 2009, $15.8 million in 2010, $11.9 million in 2011, $10.0 million in 2012, $8.1 million in 2013 and $25.1 million thereafter.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants' payment histories and current credit profiles, as well as other considerations.

Earnings Per Common Share. Earnings per common share, or EPS, is computed using the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if our series D convertible preferred shares were converted into our common shares, where such conversion would result in a lower EPS amount.

Reclassifications. Reclassifications have been made to the prior years' financial statements and footnotes to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended and, are generally not subject to federal and state income taxes provided we distribute our taxable income to our shareholders and meet other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes most of which are not measured based on our income, and in limited circumstances we are subject to state income tax without regard to our REIT status. The provision for state taxes which is based on our income has been separately stated in our consolidated statement of income.

Note 2. Summary of Significant Accounting Policies (Continued)

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. As required, we adopted FIN 48 effective January 1, 2007 and have concluded that the effect is not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

Use of Estimates. Preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement", or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. As required, we adopted SFAS No. 157 on January 1, 2008 and have concluded that the effect was not material to our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations", or SFAS 141(R). SFAS 141(R) establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We expect the adoption of FAS 141(R) may have an effect on our consolidated financial statements by requiring us to expense certain costs related to property acquisitions when we acquire properties in the future.

Note 3. Real Estate Properties

During 2008, we purchased 36 office properties for $393.7 million, plus closing costs, and 18 industrial and other properties for $79.4 million, plus closing costs. We also funded $76.3 million of improvements to our owned properties. We funded all of these transactions with cash on hand, by borrowing under our revolving credit facility, the assumption of $111.4 million of secured mortgage debt and the issuance of 2,153,941 of our common shares. We allocated $59.0 million of our total 2008 acquisition costs to acquired real estate leases and $14.7 million to acquired real estate lease obligations.

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing for an aggregate purchase price of approximately $565.0 million. Between June and December 31, 2008, we sold 37 of these properties containing 1,545,000 square feet of space for approximately $346.8 million, excluding closing costs, and recognized gains totaling

Note 3. Real Estate Properties (Continued)

$137.2 million. In January 2009, we sold one additional property for approximately $19.3 million, excluding closing costs, and we expect the closings of the remaining 10 sales to occur in 2010. We and Senior Housing may mutually agree to accelerate the closings of these acquisitions. In addition, because a third party consent was not received, one of the agreements was amended so that one of the remaining buildings with an allocated value of $3.0 million is no longer subject to the agreement for sale; in the event that we receive third party consent we may nonetheless sell that building.

In June 2008, we also agreed to sell one additional property to a third party for approximately $15 million, excluding closing costs, but this sale had not occurred as of December 31, 2008.

Our obligations to complete the uncompleted sales are subject to various conditions typical of commercial real estate purchases. We can provide no assurance that we will sell all of these buildings or that the remaining sales will be completed in 2010 or sooner. In addition, Senior Housing acquired rights of first refusal from us to purchase any of 45 additional buildings (containing approximately 4.6 million square feet of rental space) that are leased to tenants in medical related businesses which we will continue to own after these transactions. Senior Housing was formerly our subsidiary, and both we and Senior Housing are managed by RMR. Because we and Senior Housing are both managed by RMR, the terms of these transactions were negotiated by special committees of our and Senior Housing's boards of trustees composed solely of independent trustees who were not trustees of both companies.

All properties under contract for sale as of December 31, 2008, are classified as held for sale on our consolidated balance sheet. Results of operations for properties under contract for sale or sold as of December 31, 2008, are included in discontinued operations in our consolidated statements of income. Summarized balance sheet and income statement information for properties under contract for sale or sold as of December 31, 2008, is as follows:

Balance Sheet:

	As of December 31, 2008
Real estate properties	$128,968
Acquired real estate leases	221
Rents receivable	13,075
Other assets, net	3,585
Properties held for sale	$145,849
Rent collected in advance	$ 860
Security deposits	2,540
Other liabilities related to properties held for sale	$ 3,400

Note 3. Real Estate Properties (Continued)

Income Statement:

	Year Ended December 31,		
	2008	2007	2006
Rental income	$ 45,935	$ 57,049	$ 52,215
Operating expenses	(12,777)	(14,036)	(13,340)
Depreciation and amortization	(6,948)	(12,695)	(10,885)
General and administrative	(1,690)	(2,006)	(1,911)
Operating income	24,520	28,312	26,079
Interest income	5	3	—
Interest expense	(360)	(601)	(326)
Income from discontinued operations	$ 24,165	$ 27,714	$ 25,753

Our real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to non-cancelable, fixed term operating leases expiring between 2009 to 2051. The triple net leases generally require the lessee to pay all property operating costs. Our gross leases and modified gross leases require us to pay all or some property operating expenses and to provide all or most property management services. We committed $41.2 million for expenditures related to 4.3 million square feet of leases executed during 2008. Committed but unspent tenant related obligations based on executed leases as of December 31, 2008, were $40.0 million.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of December 31, 2008, are approximately $700.4 million in 2009, $649.4 million in 2010, $556.1 million in 2011, $465.6 million in 2012, $370.7 million in 2013 and $1.7 billion thereafter.

Note 4. Equity Investments

Until March 2006, we held investments in Senior Housing and Hospitality Properties. Senior Housing is a real estate investment trust that owns healthcare properties and was a 100% owned subsidiary of ours until 1999. Hospitality Properties is a real estate investment trust that owns hotels and travel centers and was a 100% owned subsidiary of ours until 1995.

In March 2006, we sold all 7,710,738 Senior Housing common shares we owned in an underwritten public offering for $17.60 per common share for gross proceeds of $135.7 million (net $133.1 million) and we realized a gain of $39.1 million. In March 2006, we also sold all 4,000,000 Hospitality Properties common shares we owned in an underwritten public offering for $44.75 per common share for gross proceeds of $179.0 million (net $175.3 million) and we realized a gain of $77.2 million.

Note 5. Shareholders' Equity

We have common shares available for issuance under the terms of our 2003 Incentive Share Award Plan, or the Award Plan. During the years ended December 31, 2008, 2007 and 2006, 113,500 common shares with an aggregate market value of $641,000, 67,200 common shares with an aggregate market value of $637,000 and 66,050 common shares with an aggregate market value of $798,000, respectively, were awarded to our officers and certain employees of RMR pursuant to this plan. All of our trustees were each awarded 4,000 common shares in 2008 with an aggregate market value of $145,600, 3,000

Note 5. Shareholders' Equity (Continued)

common shares in 2007 with an aggregate market value of $175,500 and 2,250 common shares in 2006 with an aggregate market value of $122,000, as part of their annual fees. The shares awarded to our trustees vested immediately. The shares awarded to our officers and certain employees of RMR vest in five annual installments beginning on the date of grant. We include the value of awarded common shares in general and administrative expenses at the time the awards vest. At December 31, 2008, 6,047,538 of our common shares remain available for issuance under the Award Plan.

Cash distributions per common share paid by us in 2008, 2007 and 2006, were $0.84 per year. The characterization of our distributions paid in 2008, 2007 and 2006 was 63.33%, 72.2% and 63.5% ordinary income, respectively, 6.92%, 0% and 0% qualified dividend, respectively, 0.0%, 27.8% and 0.0% return of capital, respectively, 9.65%, 0% and 0% section 1250 gain, respectively, and 20.10%, 0% and 36.5% capital gain, respectively. In January 2009, we declared a distribution of $0.12 per common share which was paid on February 23, 2009, to shareholders of record on January 20, 2009. Our credit facility agreement contains a number of financial and other covenants, including a covenant which limits, with certain exceptions, the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the agreement.

Our series B cumulative redeemable preferred shares carry dividends of $2.1875, 8¾%, per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time. Our 6,000,000 series C cumulative redeemable preferred shares carry dividends of $1.78125, 7⅛%, per annum, payable in equal quarterly payments. Each series C preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 15, 2011.

Our 15,180,000 series D cumulative convertible preferred shares carry dividends of $1.625, 6½%, per annum, payable in equal quarterly payments. Our series D preferred shares are convertible, at the holder's option, into our common shares at an initial conversion rate of 1.9231 common shares per series D preferred share, which is equivalent to an initial conversion price of $13.00 per common share, or 29,192,658 additional common shares at December 31, 2008. On or after November 20, 2011, if our common shares trade at or above the then applicable conversion price, we may, at our option, convert some or all of the series D preferred shares into common shares at the then applicable conversion rate. If a fundamental change occurs, which generally will be deemed to occur upon a change in control or a termination of trading of our common shares (or other equity securities into which our series D preferred shares are then convertible), holders of our series D preferred shares will have a special right to convert their series D preferred shares into a number of our common shares per $25.00 liquidation preference, plus accrued and unpaid distributions, divided by 98% of the market price, as defined, of our common shares, unless we exercise our right to repurchase these series D preferred shares for cash, at a purchase price equal to 100% of their liquidation preference, plus accrued and unpaid distributions.

We have adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of ours upon the occurrence of certain events. The rights expire on October 17, 2014, and are redeemable at our option.

Note 6. Related Person Transactions

We have two agreements with RMR to originate and present investment and divestment opportunities to us and to provide property management and administrative services to us: a business management agreement and a property management agreement. Renewals or extensions of the business management agreement and the property management agreement are subject to the periodic approval of our independent trustees. Any termination of the business management agreement with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. RMR is beneficially owned by Barry M. Portnoy and Adam D. Portnoy, who are our managing trustees. Each of our executive officers are also officers of RMR. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined in the business management agreement, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. The incentive fee to RMR is paid in our common shares. No incentive fees were earned for the years ended December 31, 2008, 2007 and 2006. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs which we pay with respect to our internal audit function. Our pro rata share of RMR's costs in providing that function was approximately $209,000, $170,000 and $173,000 in 2008, 2007 and 2006, respectively. RMR and an affiliate also lease approximately 27,100 square feet of office space from us at rental rates which we believe to be commercially reasonable. All transactions between us and RMR and affiliates are approved by our independent trustees. Our audit and compensation committees are composed solely of trustees who are independent of RMR.

Until March 2006, we held investments in Senior Housing and Hospitality Properties. Senior Housing is a real estate investment trust that owns healthcare properties and was a 100% owned subsidiary of ours until 1999 when we spun it off to our shareholders. Hospitality Properties is a real estate investment trust that owns hotels and travel centers and was a 100% owned subsidiary of ours until 1995.

In March 2006, we sold all 7,710,738 Senior Housing common shares we owned in an underwritten public offering for $17.60 per common share for gross proceeds of $135.7 million (net $133.1 million) and we realized a gain of $39.1 million. In March 2006, we also sold all 4,000,000 Hospitality Properties common shares we owned in an underwritten public offering for $44.75 per common share for gross proceeds of $179.0 million (net $175.3 million) and we realized a gain of $77.2 million.

In May 2008, we entered into a series of agreements to sell 48 medical office, clinic and biotech laboratory buildings to Senior Housing for an aggregate purchase price of approximately $565.0 million. Between June and December 31, 2008, we sold 37 of these properties containing 1,545,000 square feet of space for approximately $346.8 million, excluding closing costs, and recognized gains totaling $137.2 million. In January 2009 we sold one additional property for approximately $19.3 million, excluding closing costs, and we expect the closings of the remaining 10 sales to occur in 2010. We and Senior Housing may mutually agree to accelerate the closings of these acquisitions. In addition, because a third party consent was not received, one of the agreements was amended so that one of the remaining buildings with an allocated value of $3.0 million is no longer subject to being sold; in the event that we receive third party consent we may nonetheless sell that building. Our obligations to complete the remaining sales to Senior Housing are subject to various conditions typical of commercial

Note 6. Related Person Transactions (Continued)

real estate purchases. We can provide no assurance that we will sell all of these buildings or that the remaining sales will be completed in 2010 or sooner. Both we and Senior Housing are managed by RMR; Barry Portnoy and Adam Portnoy are managing trustees of both us and Senior Housing; and Frederick N. Zeytoonjian is an independent trustee of both us and Senior Housing.

When we spun off Senior Housing to our shareholders in 1999, we and Senior Housing entered into a transaction agreement which, among other things, prohibited Senior Housing from purchasing medical office, clinic and biotech laboratory buildings. Concurrently with the execution and delivery of the purchase agreements described above, we and Senior Housing entered into an amendment to the transaction agreement, or the first amendment agreement, to permit Senior Housing, rather than us, to invest in medical office, clinic and biomedical, pharmaceutical and laboratory buildings. The first amendment agreement is subject, in the case of mixed use buildings, to our retaining the right to invest in any mixed use building for which the rentable square footage is less than 50% medical office, clinic and biomedical, pharmaceutical and laboratory use. Also, concurrently with the execution and delivery of the purchase agreements, we entered into a right of first refusal agreement under which we granted Senior Housing a right of first refusal to purchase up to 45 additional identified other properties (containing approximately 4.6 million square feet of rental space) we own which are leased to tenants in medical related businesses in the event we determine to sell such properties or in the event of an indirect sale as a result of our change of control or a change of control of our subsidiary which owns such properties.

The terms of our agreements entered in 2008 with Senior Housing were negotiated and approved by special committees of our and Senior Housing's boards composed of independent trustees of each company who are not independent trustees of both. For more information about the terms of the purchase agreements, the first amendment agreement and the right of first refusal agreement between us and Senior Housing, please read these agreements, copies of which were filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

Amounts resulting from transactions with related persons during 2008 are as follows (dollars in thousands):

	Year Ended December 31,		
	2008	2007	2006
Investment and administration related fees, incentive fees and internal audit costs paid to RMR	$ 33,638	$31,733	$ 29,487
Distributions paid to beneficial owners of RMR and their affiliates	1,243	1,237	1,208
Rental income received from RMR and an affiliate	630	629	484
Management fees paid to RMR	29,805	28,677	25,036
Dividends received from Hospitality Properties	—	—	2,920
Dividends received from Senior Housing	—	—	2,467
Proceeds to us of sale of Senior Housing shares	—	—	135,709
Proceeds to us of sale of Hospitality Properties shares	—	—	179,000
Proceeds of property sales to Senior Housing	346,759	—	—

Note 7. Indebtedness

At December 31, 2008 and 2007, our outstanding indebtedness included the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Unsecured revolving credit facility, due August 2010, at LIBOR plus a premium	$ 201,000	$ 140,000
Unsecured floating rate senior notes, due March 2011, at LIBOR plus a premium	200,000	200,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	200,000
Senior Notes, due 2013 at 6.50%	200,000	200,000
Senior Notes, due 2014 at 5.75%	250,000	250,000
Senior Notes, due 2015 at 6.40%	200,000	200,000
Senior Notes, due 2015 at 5.75%	250,000	250,000
Senior Notes, due 2016 at 6.25%	400,000	400,000
Senior Notes, due 2017 at 6.25%	250,000	250,000
Senior Notes, due 2018 at 6.65%	250,000	250,000
Mortgage Notes Payable, due 2008 at 8.00%	—	1,891
Mortgage Notes Payable, due 2009 at 5.17%	134	1,701
Mortgage Notes Payable, due 2011 at 6.814%	234,791	238,744
Mortgage Notes Payable, due 2011 at 7.435%	30,416	—
Mortgage Notes Payable, due 2012 at 8.05%	24,386	24,794
Mortgage Notes Payable, due 2012 at 6.0%	5,088	5,223
Mortgage Notes Payable, due 2013 at 6.5%	—	4,524
Mortgage Notes Payable, due 2014 at 4.95%	13,471	13,715
Mortgage Notes Payable, due 2016 at 5.76%	8,794	—
Mortgage Notes Payable, due 2016 at 6.03%	41,600	—
Mortgage Notes Payable, due 2016 at 7.36%	12,968	13,313
Mortgage Notes Payable, due 2022 at 7.31%	—	4,334
Mortgage Notes Payable, due 2022 at 7.85%	—	2,111
Mortgage Notes Payable, due 2022 at 6.75%	4,786	5,003
Mortgage Notes Payable, due 2023 at 6.14%	15,867	—
Mortgage Notes Payable, due 2026 at 5.71%	9,018	9,316
Mortgage Notes Payable, due 2027 at 6.06%	14,249	—
Mortgage Notes Payable, due 2028 at 8.50%	—	28,600
Mortgage Notes Payable, due 2029 at 6.794%	40,327	41,172
	2,906,895	2,784,441
Less unamortized net premiums and discounts	16,977	10,281
	$2,889,918	$2,774,160

In January 2008, we prepaid, at par, $28.6 million of 8.50% mortgage debt due in 2028, using cash on hand and borrowings under our revolving credit facility. In addition, Senior Housing assumed

Note 7. Indebtedness (Continued)

$4.5 million of 6.5% mortgage debt due in 2013 and $6.3 million of 7.5% mortgage debt due in 2022 when it acquired two properties from us in July 2008.

We have an unsecured revolving credit facility with a borrowing capacity of $750 million that we use for acquisitions, working capital and general business purposes. As of December 31, 2008, we had $201 million outstanding and $549 million available for borrowing under this revolving credit facility. Our revolving credit facility matures in August 2010 and requires interest at LIBOR plus 55 basis points. The interest rate on this facility averaged 3.2% and 5.9% per annum for the years ended December 31, 2008 and 2007, respectively. At our sole option, we can extend the maturity date of this revolving credit facility to August 2011 upon payment of a fee.

Our public debt indentures and credit facility agreement contain a number of financial and other covenants, including a credit facility covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility agreement.

As part of our 2008 acquisitions, we assumed $111.4 million of secured debt which was recorded at its fair value of $103.3 million.

At December 31, 2008, 28 properties costing $881.5 million with an aggregate net book value of $717.8 million were secured by mortgage notes totaling $447.7 million maturing from 2009 through 2029.

The required principal payments due during the next five years and thereafter under all our outstanding debt at December 31, 2008, are $9.0 million in 2009, $260.5 million in 2010, $460.3 million in 2011, $232.3 million in 2012, $205.1 million in 2013 and $1.7 billion thereafter.

Note 8. Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, rents receivable, restricted cash, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2008 and 2007, the fair values of our financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes and mortgage notes payable	$2,488,918	$1,695,824	$2,434,160	$2,400,984

The fair values of our senior notes and mortgage notes payable are based on estimates using discounted cash flow analyses and currently prevailing market rates.

Note 9. Earnings per Common Share

Earnings per common share, or EPS, is computed pursuant to the provisions of SFAS No. 128. The effect of our series D convertible preferred shares on income from continuing operations and net income available for common shareholders is anti-dilutive for the years ended December 31, 2008 and 2007. The following table provides a reconciliation of both net income and the number of common

Note 9. Earnings per Common Share (Continued)

shares used in the computations of basic and diluted EPS (amounts in thousands, except per share amounts):

	Year Ended December 31,								
	2008			2007			2006		
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Income from continuing operations	$ 83,306			$ 94,320			$221,910		
Income from discontinued operations	24,165			27,714			25,753		
Gain on sale of properties	137,174			2,221			2,917		
Preferred distributions	(50,668)			(60,572)			(44,692)		
Excess redemption price paid over carrying value of preferred shares	—			(4,230)			(6,914)		
Amounts used to calculate basic EPS	193,977	226,468	$0.86	59,453	214,361	$0.28	198,974	209,965	$0.95
Effect of dilutive securities:									
Convertible preferred shares	—	—		—	—		5,482	6,559	
Amounts used to calculate diluted EPS	$193,977	226,468	$0.86	$ 59,453	214,361	$0.28	$204,456	216,524	$0.94

Note 10. Segment Information

Our primary business is the ownership and operation of office and industrial properties, including leased industrial and commercial lands in Oahu, HI. We account for all of our properties in geographic operating segments for financial reporting purposes based on our method of internal reporting. We define these individual geographic segments as those which currently, or during either of the last two quarters, represent or generate 5% or more of our total square feet, revenues or property net operating income. Our geographic segments include Metro Philadelphia, PA, Oahu, HI, Metro Washington DC, Metro Boston, MA, Southern California and Other Markets, which includes properties located throughout the United States.

The following items are accounted for on a corporate level and are not allocated among our segments: depreciation and amortization expense, general and administrative expense, interest income and expense, loss on asset impairment, loss on early extinguishment of debt, and equity in earnings and gains from ownership of common shares of Senior Housing and Hospitality Properties. The accounting policies of our segments are the same as the accounting policies described in our summary of significant accounting policies.

Note 10. Segment Information (Continued)

As of December 31, 2008, we owned 353 office properties and 184 industrial and other properties, excluding properties classified as held for sale. Property level information by geographic segment and property type is as follows (amounts in thousands):

As of and for the year ended December 31, 2008:

	As of December 31, 2008		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,277	—	5,277
Oahu, HI	—	17,914	17,914
Metro Washington DC	2,402	—	2,402
Metro Boston, MA	2,599	—	2,599
Southern California	1,174	—	1,174
Other Markets	24,908	12,598	37,506
Totals	36,360	30,512	66,872
Central business district, or CBD	12,322	158	12,480
Suburban	24,038	30,354	54,392
Totals	36,360	30,512	66,872

Note 10. Segment Information (Continued)

	Year Ended December 31, 2008		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$122,591	$ —	$122,591
Oahu, HI	—	66,831	66,831
Metro Washington DC	70,780	—	70,780
Metro Boston, MA	49,788	—	49,788
Southern California	38,714	—	38,714
Other Markets	406,723	80,113	486,836
Totals	$688,596	$146,944	$835,540
CBD	$296,357	$ 1,421	$297,778
Suburban	392,239	145,523	537,762
Totals	$688,596	$146,944	$835,540
Property net operating income:			
Metro Philadelphia, PA	$ 62,612	$ —	$ 62,612
Oahu, HI	—	49,837	49,837
Metro Washington DC	42,473	—	42,473
Metro Boston, MA	28,311	—	28,311
Southern California	26,068	—	26,068
Other Markets	221,778	56,503	278,281
Totals	$381,242	$106,340	$487,582
CBD	$156,035	$ 915	$156,950
Suburban	225,207	105,425	330,632
Totals	$381,242	$106,340	$487,582

As of December 31, 2008, our investments in office properties, and in industrial and other properties, net of accumulated depreciation, excluding properties classified in discontinued operations, were $4,127,397 and $1,251,902, respectively.

Note 10. Segment Information (Continued)

As of and for the year ended December 31, 2007:

	As of December 31, 2007		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,291	—	5,291
Oahu, HI	—	17,914	17,914
Metro Washington DC	2,401	—	2,401
Metro Boston, MA	2,599	—	2,599
Southern California	1,174	—	1,174
Other Markets	21,621	11,198	32,819
Totals	33,086	29,112	62,198
CBD	10,758	158	10,916
Suburban	22,328	28,954	51,282
Totals	33,086	29,112	62,198

Note 10. Segment Information (Continued)

	Year Ended December 31, 2007		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$123,799	$ —	$123,799
Oahu, HI	—	64,634	64,634
Metro Washington DC	69,814	—	69,814
Metro Boston, MA	54,241	—	54,241
Southern California	37,978	—	37,978
Other Markets	363,161	69,639	432,800
Totals	$648,993	$134,273	$783,266
CBD	$267,916	$ 1,210	$269,126
Suburban	381,077	133,063	514,140
Totals	$648,993	$134,273	$783,266
Property net operating income:			
Metro Philadelphia, PA	$ 63,380	$ —	$ 63,380
Oahu, HI	—	50,417	50,417
Metro Washington DC	43,890	—	43,890
Metro Boston, MA	33,648	—	33,648
Southern California	25,482	—	25,482
Other Markets	202,890	48,428	251,318
Totals	$369,290	$ 98,845	$468,135
CBD	$145,427	$ 855	$146,282
Suburban	223,863	97,990	321,853
Totals	$369,290	$ 98,845	$468,135

As of December 31, 2007, our investments in office properties, and in industrial and other properties, net of accumulated depreciation, excluding properties classified in discontinued operations, were $3,825,596 and $1,204,402, respectively.

Note 10. Segment Information (Continued)

As of and for the year ended December 31, 2006:

	As of December 31, 2006		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,299	—	5,299
Oahu, HI	—	17,880	17,880
Metro Washington DC	2,401	—	2,401
Metro Boston, MA	2,238	—	2,238
Southern California	1,174	—	1,174
Other Markets	21,214	7,430	28,644
Totals	32,326	25,310	57,636
CBD	10,765	158	10,923
Suburban	21,561	25,152	46,713
Totals	32,326	25,310	57,636

Note 10. Segment Information (Continued)

	Year Ended December 31, 2006		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$125,448	$ —	$125,448
Oahu, HI	—	61,012	61,012
Metro Washington DC	70,809	—	70,809
Metro Boston, MA	52,025	—	52,025
Southern California	37,587	—	37,587
Other Markets	344,134	52,993	397,127
Totals	$630,003	$114,005	$744,008
CBD	$270,314	$ 1,141	$271,455
Suburban	359,689	112,864	472,553
Totals	$630,003	$114,005	$744,008
Property net operating income:			
Metro Philadelphia, PA	$ 66,784	$ —	$ 66,784
Oahu, HI	—	49,414	49,414
Metro Washington DC	44,780	—	44,780
Metro Boston, MA	32,105	—	32,105
Southern California	24,751	—	24,751
Other Markets	194,539	33,899	228,438
Totals	$362,959	$ 83,313	$446,272
CBD	$148,801	$ 859	$149,660
Suburban	214,158	82,454	296,612
Totals	$362,959	$ 83,313	$446,272

Note 11. Calculation of Property Net Operating Income

The following table reconciles our calculation of property net operating income, or NOI, to net income available for common shareholders, the most directly comparable financial measure under generally accepted accounting principles, or GAAP, reported in our consolidated financial statements. We consider NOI to be appropriate supplemental information to net income available for common shareholders because it helps both investors and management to understand the operations of our properties. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level. Our management also uses NOI to evaluate individual, regional and company wide property level performance. NOI excludes certain components from net income available for common shareholders in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of

Note 11. Calculation of Property Net Operating Income (Continued)

financial performance. A reconciliation of NOI to net income available for common shareholders for the years ended December 31, 2008, 2007 and 2006, is as follows (dollars in thousands):

	Year Ended December 31,		
	2008	2007	2006
Rental income	$ 835,540	$ 783,266	$ 744,008
Operating expenses	(347,958)	(315,131)	(297,736)
Property net operating income (NOI)	$ 487,582	$ 468,135	$ 446,272
Property net operating income	$ 487,582	$ 468,135	$ 446,272
Depreciation and amortization	(185,657)	(170,321)	(149,072)
General and administrative	(36,812)	(33,711)	(30,222)
Operating income	265,113	264,103	266,978
Interest income	1,442	2,293	2,736
Interest expense	(180,193)	(170,970)	(165,568)
Loss on asset impairment	(2,283)	—	—
Loss on early extinguishment of debt	—	(711)	(1,659)
Equity in earnings of equity investments	—	—	3,136
Gain on sale of equity investments	—	—	116,287
Income from continuing operations before income tax expense	84,079	94,715	221,910
Income tax expense	(773)	(395)	—
Income from continuing operations	83,306	94,320	221,910
Income from discontinued operations	24,165	27,714	25,753
Gain on sale of properties	137,174	2,221	2,917
Net income	244,645	124,255	250,580
Preferred distributions	(50,668)	(60,572)	(44,692)
Excess redemption price paid over carrying value of preferred shares	—	(4,230)	(6,914)
Net income available for common shareholders	$ 193,977	$ 59,453	$ 198,974

Note 12. Tenant Concentration

The United States Government is our only tenant which is responsible for more than five percent of our revenues. For the years ended December 31, 2008, 2007 and 2006, revenues from the United States Government were $111.0 million, $108.6 million and $109.8 million, respectively.

Note 13. Selected Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly results of operations for 2008 and 2007. Reclassifications have been made to the prior quarters and prior year results to reflect properties

Note 13. Selected Quarterly Financial Data (Unaudited) (Continued)

reported in discontinued operations during 2007 and 2008 (dollars in thousands, except per share amounts):

	2008			
	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$201,172	$204,273	$211,689	$218,406
Net income available for common shareholders	14,739	55,385	73,057	50,796
Per common share data:				
Net income available for common shareholders—basic and diluted	0.07	0.25	0.32	0.22
	2007			
	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$190,966	$196,231	$196,998	$199,071
Net income available for common shareholders	17,747	16,073	16,752	8,881
Per common share data:				
Net income available for common shareholders—basic and diluted	0.08	0.08	0.08	0.04

(1) Amounts previously reported have been adjusted to reflect reclassification of properties sold or under contract for sale during 2008 to discontinued operations as follows:

	Three Months Ended March 31,	
	2008	2007
Total revenues as previously reported	$215,164	$204,964
Total revenues reclassified to discontinued operations	(13,992)	(13,998)
Total revenues restated	$201,172	$190,966

Note 14. Subsequent Events

In February 2009, we agreed to acquire four properties for $57.5 million excluding closing costs. This acquisition is subject to various closing conditions customary in real estate transactions and there is no assurance as to when or if these properties will be acquired.

During January through February 25, 2009, we repurchased 3,300,000 of our common shares for $11.8 million, including transaction costs, using cash on hand.

On February 20, 2009, our wholly owned subsidiary, Government Properties Income Trust, or GOV, filed a registration statement with the Securities and Exchange Commission, or SEC, for the initial public offering of 10 million common shares of beneficial interest, or common shares. If the GOV registration statement becomes effective and the initial public offering is completed, we expect to own 49.9%, or 9,950,000 common shares of GOV after the completion of the offering (46.4% if the underwriters' over allotment option is exercised in full). We intend to transfer 29 properties, 25 of which are leased primarily to the U.S. Government and four of which are leased to the States of

Note 14. Subsequent Events (Continued)

California, Maryland, Minnesota and South Carolina, respectively, to GOV. These properties contain approximately 3.3 million rentable square feet and are located in 14 states and the District of Columbia. GOV is currently negotiating a $250 million secured credit facility with a group of commercial banks. If GOV is successful in obtaining that credit facility, we expect that the initial proceeds of this credit facility will be distributed to us, and we expect to use these proceeds to repay amounts outstanding under our unsecured revolving credit facility or other outstanding debt. If the GOV registration statement becomes effective and the initial public offering is completed, GOV expects to use the net proceeds from the offering to reduce amounts outstanding under its secured credit facility. If the initial public offering of GOV is successfully completed, GOV will enter management agreements with RMR on terms that are substantially similar to our management agreements with RMR; and, accordingly, our management fees to RMR will be reduced by the amount of the initial management fees paid to RMR by GOV.

In order to govern the separation of GOV from us, we intend to enter into a transaction agreement with GOV. We expect that the transaction agreement will provide that:

- the current assets and liabilities from the properties to be transferred to GOV will, as of the time of closing of the public offering of GOV's common shares, be settled between us and GOV so that we will retain all pre-closing current assets and liabilities and GOV will retain all post-closing current assets and liabilities;
- GOV will indemnify us with respect to any liability relating to any property transferred to it, including liabilities which arose before GOV's formation; and
- so long as we own in excess of 10% of GOV's outstanding shares, we and GOV engage the same manager or we and GOV have any common managing trustees, (1) we will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of properties which are majority leased to government tenants, unless a majority of GOV's independent trustees who are not also our trustees have determined not to make the acquisition, (2) GOV will not acquire ownership (including fee interest, leaseholds, joint ventures, mortgages or other real estate assets) of office or industrial properties which are not majority leased to government tenants, unless a majority of our independent trustees who are not also trustees of GOV have determined not to make the acquisition, (3) GOV will have a right of first refusal to purchase any property owned by us that we determine to divest if the property is then majority leased to government tenants, which right of first refusal will also apply in the event of an indirect sale of any such properties resulting from a change of control of us, (4) GOV and we will cooperate to enforce the ownership limitations in our and its respective declarations of trust as may be appropriate for each of us to qualify for and maintain REIT tax status and otherwise to promote our respective orderly governance, and (5) we and GOV will cooperate to file future tax returns, including appropriate allocations of taxable income, expenses and other tax attributes.

The above restrictions will not prohibit us from leasing our current and future properties to government tenants.

We have no present intention to sell any of our retained government leased properties or to engage in any transaction which might cause GOV's right to purchase those properties to become exercisable; however, we will have the right to change our intention regarding these properties at any time in our discretion.

Note 14. Subsequent Events (Continued)

Our investment in GOV and any other 50% or less owned companies, over which we can exercise influence, but do not control, will be accounted for using the equity method of accounting. Significant influence will be present through common representation on the board of trustees. Our two managing trustees will also be managing trustees of GOV. Our two managing trustees are the beneficial owners of RMR. RMR provides management services to us and will provide management services to GOV. We will use the income statement method to account for issuance of common shares. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by GOV will be recognized in our income statement.

As of the date of this Annual Report on Form 10-K, GOV has not received a commitment for the secured credit facility described above; its negotiations to obtain the facility on terms acceptable to GOV and us may not be successful and we expect that any commitment will be subject to various conditions. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the secured credit facility. Accordingly, there can be no assurance that the secured credit facility will be available to GOV.

In addition, GOV's registration statement for its offering of common shares is subject to review and comment by the SEC and the offering will not occur unless, among other things, definitive documentation relating to the formation of GOV has been agreed upon, executed and delivered, the SEC has declared the registration statement to be effective, and underwriters have agreed to purchase and distribute the shares proposed to be offered by GOV. We may also determine in our discretion, due to market conditions or otherwise, not to proceed with the offering. Accordingly, there can be no assurance that the offering will occur. In such event, we intend that GOV would remain our wholly owned subsidiary. We do not currently intend to proceed with the offering of GOV's common shares described above unless GOV's secured credit facility has been obtained.

We, RMR and other companies to which RMR provides management services, are in the process of forming and licensing an insurance company in the State of Indiana. All of our trustees are currently serving on the board of directors of this insurance company. We expect that RMR, in addition to being a shareholder, will enter a management agreement with this insurance company, pursuant to which RMR will provide the insurance company certain management and administrative services. In addition, it is expected that the insurance company will enter an investment advisory agreement with RMR Advisors, Inc., or Advisors, pursuant to which Advisors will act as the insurance company's investment advisor. The same persons who own and control RMR, including Messrs. Barry Portnoy and Adam Portnoy, our managing trustees, own and control Advisors. We have invested $25,000 to date in the insurance company and are committed to invest another $4,975,000 and we currently own and intend to own approximately 16.67% of this insurance company. We may invest additional amounts in the insurance company in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so. Over time we expect to transfer some or all of our insurance business to this company. By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing insurance expenses and/or by having our pro-rata share of any profits realized by this insurance business.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HRPT PROPERTIES TRUST

By: /s/ JOHN A. MANNIX

John A. Mannix
President and Chief Investment Officer
Dated: March 2, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN A. MANNIX John A. Mannix	President and Chief Investment Officer	March 2, 2009
/s/ JOHN C. POPEO John C. Popeo	Treasurer and Chief Financial Officer (principal financial officer and principal accounting officer)	March 2, 2009
/s/ PATRICK F. DONELAN Patrick F. Donelan	Trustee	March 2, 2009
/s/ WILLIAM A. LAMKIN William A. Lamkin	Trustee	March 2, 2009
/s/ ADAM D. PORTNOY Adam D. Portnoy	Trustee	March 2, 2009
/s/ BARRY M. PORTNOY Barry M. Portnoy	Trustee	March 2, 2009
/s/ FREDERICK N. ZEYTOONJIAN Frederick N. Zeytoonjian	Trustee	March 2, 2009

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HRP Performance Chart

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2003) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the NYSE Amex and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.



$200
$150
$100
$50
$0
HRP
NAREIT
S&P 500
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Information about cash distributions declared and paid to common shareholders is summarized in the table below. Common share distributions to our shareholders are generally paid in the quarter following the quarter to which they relate.

Cash Distributions
Per Common Share

	2007	2008
First Quarter	$0.21	$0.21
Second Quarter	0.21	0.21
Third Quarter	0.21	0.21
Fourth Quarter	0.21	0.21
Total	$0.84	$0.84

All common share distributions shown in the table above have been paid. We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our board of trustees and depend on our earnings, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our board of trustees deems relevant.

(This page has been left blank intentionally.)

CORPORATE INFORMATION

EXECUTIVE OFFICES
HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
617.332.3990
www.hrpreit.com

OFFICERS
John A. Mannix
President and Chief Investment Officer
John C. Popeo
Treasurer and Chief Financial Officer
David M. Lepore
Senior Vice President
and Chief Operating Officer
Jennifer B. Clark
Secretary

BOARD OF TRUSTEES
Patrick F. Donelan*
Independent Trustee of
HRPT Properties Trust,
Private Investor
London, England
William A. Lamkin*
Independent Trustee of
HRPT Properties Trust,
Partner of Ackrell Capital LLC
Partner of Ackrell & Company
San Francisco, California
Adam D. Portnoy
Managing Trustee of
HRPT Properties Trust,
President and Chief Executive Officer
of Reit Management & Research LLC
Newton, Massachusetts
Barry M. Portnoy
Managing Trustee of
HRPT Properties Trust,
Chairman of
Reit Management & Research LLC
Newton, Massachusetts
Frederick N. Zeytoonjian*
Independent Trustee of
HRPT Properties Trust,
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

* *Member of Audit, Compensation, Nominating and Governance Committees*

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

DIRECTOR OF INVESTOR RELATIONS
Timothy A. Bonang

MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
866.877.6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on May 13, 2009 at 9:30 a.m. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2008 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to our Director of Investor Relations at our executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low prices of our common shares in 2007 and 2008 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2007	$13.67	$12.04
June 30, 2007	$12.72	$10.13
September 30, 2007	$10.90	$9.06
December 31, 2007	$10.49	$7.40
March 31, 2008	$8.56	$6.58
June 30, 2008	$8.00	$6.75
September 30, 2008	$8.33	$6.43
December 31, 2008	$6.98	$1.57

As of February 25, 2009, there were 2,774 holders of record of our common shares and we estimate that as of such date there were in excess of 84,000 beneficial owners of our common shares.

The closing price of our common shares as reported on the NYSE composite tape on February 25, 2009 was $3.66.

OTHER INFORMATION
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Investment Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Investment Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

HRPT Properties Trust

400 Centre Street

Newton, Massachusetts 02458

617.332.3990

www.hrpreit.com